DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03018273

NO ACT
P.E 1-22-03
1-2256

March 24, 2003

James Earl Parsons
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act 1934
Section
Rule 14A-8
Public Availability 3/24/2003

Re: ExxonMobil Corporation
Incoming letter dated January 22, 2003

Dear Mr. Parsons:

This is in response to your letters dated January 22, 2003 and February 10, 2003 concerning the shareholder proposal submitted to ExxonMobil by Ram Trust Services, Inc. We also have received letters on the proponent's behalf dated February 6, 2003 and February 27, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

PROCESSED
APR 02 2003
THOMSON
FINANCIAL

Martin P. Dunn
Deputy Director

Enclosures

cc: Jay W. Eisenhofer
Suite 2100
Grant & Eisenhofer, P.A.
1201 North Market Street
Wilmington, DE 19801-2599

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 22, 2003

VIA Network Courier

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Chairman and CEO

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Ram Trust Services, represented by Robert A. G. Monks, and Exxon Mobil Corporation, regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. We intend to omit the proposal from our proxy material for the meeting for the reasons explained below. To the extent this letter raises legal issues, it is my opinion as counsel for ExxonMobil.

Proposal Relates to Election for Membership on ExxonMobil's Board of Directors.

The proposal is substantially the same as the proposal submitted to ExxonMobil by the same proponent in connection with last year's annual meeting. In Exxon Mobil Corporation (available March 20, 2002) (request for reconsideration denied by letter dated March 28, 2002), the staff agreed that last year's proposal could be omitted under Rule 14a-8(i)(8). The staff response noted that "the proposal, together with the supporting statement, appears to question the business judgment of ExxonMobil's chairman, who will stand for re-election at the upcoming annual meeting of shareholders."

As outlined in more detail below, the proponent has done nothing to change the grounds on which the staff agreed that the same proposal could be excluded from our proxy material last year, and has in fact added additional material to the supporting statement which reinforces those grounds for omission.

Nominally, like the 2002 proposal, the 2003 proposal requests the Board to separate the roles of Chairman and CEO and designate an independent director as Chairman. Actually, like the 2002 proposal, the 2003 proposal opposes the re-election of Lee R. Raymond, ExxonMobil's current Chairman and CEO, and ExxonMobil's other directors.

As outlined in more detail on pages 2 through 5 of our 2002 no-action request (copy enclosed as Exhibit 2), the supporting statement for the 2002 proposal contained a number of statements questioning the competence and business judgment of Mr. Raymond and ExxonMobil's other directors. For example, the 2002 supporting statement asserted that "ExxonMobil's stance on environmental issues is causing reputational damage"; that "negative perceptions of the company are traced to its current Chairman and CEO" and "his [Lee Raymond's] unflinching attitude"; and that "reputational harm caused by its CEO" is "destroying shareholder value." The supporting statement further accused the Board of Directors of a "failure ... to properly oversee the actions of that individual" and failing "to protect the Company from reputational harm caused by its CEO" (i.e., Mr. Raymond).

All of these statements attacking Mr. Raymond and questioning his business judgment remain unchanged in the 2003 proposal. The only distinction is that the proponent has moved these statements to his website (www.ragm.com/exxon) and incorporated them by reference. Excerpts from the website incorporated into the 2003 supporting statement are attached as Exhibit 3.[1] This cosmetic change should not affect the analysis under Rule 14a-8, however, since the material incorporated from the proponent's website continues to be substantively part of the supporting statement for the 2003 proposal; continues to be in the public domain; and continues to demonstrate the real intention of the proponent, which is to oppose Mr. Raymond's election.

In addition to incorporating the 2002 supporting statement unchanged into the 2003 proposal, the proponent has also added new material calling for Mr. Raymond to be removed from the Board. Specifically, the 2003 supporting statement includes an explicit statement that our Board's responsibilities "would be best served if the CEO ... **is not a member of that Board**" [emphasis added]. The new material also calls for "the office of CEO" to be "independent of the Board"; states that our Board's ability to evaluate the performance of our CEO is "particularly compromised" if the CEO is also the Chairman; and questions the independence of the Board so long as the CEO remains on it.

As more fully detailed below in the discussion of the false and misleading statements contained in the proposal, the proposal also impugns the character, integrity, and business judgment of our directors, and therefore opposes their re-election, by falsely implying that the Board allows Mr. Raymond to evaluate his own performance.

In short, this year's proposal, like the proposal submitted last year, is not about abstract issues of corporate governance. Rather, the proposal, together with the supporting statement (which consists of both the new printed material and the material from last year's proposal incorporated by reference into this year's proposal), questions the business judgment,

[1] The proponent's website includes or links to additional material critical of Mr. Raymond, excerpts of which are also included in Exhibit 3.

competence, and service of Mr. Raymond and ExxonMobil's other current directors; opposes Mr. Raymond's re-election as Chairman; and in fact now opposes Mr. Raymond's re-election as a director in any capacity.

ExxonMobil's Board of Directors, acting on the recommendation of the Board Affairs Committee, nominates a slate of director candidates for each annual meeting of shareholders. Although the Board will not meet to name the slate for the 2003 annual meeting prior to our deadline for filing Rule 14a-8 no-action letters, it is highly likely that Mr. Raymond will be nominated for re-election.

As we noted last year, the proponent is free to disagree with Mr. Raymond's business decisions and to oppose his re-election as Chairman, or as a director at all, at the annual meeting. However, as the Commission has noted in Release No. 34-12,598 (July 7, 1976), and the staff has held in a long line of no-action letters, shareholder proposals are not the proper means for conducting campaigns since other SEC rules, including Rule 14a-11 (provisions now included in Rule 14a-12), are applicable thereto. The proposal may therefore be omitted under Rule 14a-8(i)(8), which permits the omission of proposals relating to an election for membership on the company's Board of Directors.[2]

See, in addition to the 2002 ExxonMobil letters cited above, AT&T Corp. (available February 13, 2001) (request for reconsideration denied by letter dated March 29, 2001) (permitting exclusion where proposal, together with the supporting statement, appears to question the business judgment of AT&T's chairman, who will stand for re-election at the upcoming annual meeting of shareholders); Milacron Inc. (available February 28, 2000) (permitting exclusion of proposal to remove incumbent as Chairman and CEO); and Exxon Corporation (available January 26, 1990) (to the extent proposal calls for removal of incumbent chairman from that office, proposal relates to an election to office).

In addition to questioning the business judgment of ExxonMobil's Chairman and CEO and opposing his re-election to the Board, the proposal as noted above (and as discussed in more detail below) also questions the business judgment of ExxonMobil's other incumbent directors. The other incumbent directors are highly likely to be nominated for re-election at the 2002 annual meeting. The staff has also consistently agreed that proposals which question the business judgment of the board may be excluded under Rule 14a-8(i)(8) and its predecessor. See, for example, Novell, Inc. (available January 17, 2001) (proposal and supporting statement appear to question the business judgment of board members who may stand for re-election at the upcoming annual meeting of shareholders); Honeywell International, Inc. (available March 2, 2000) (proposal appears to question the business judgment of board members who Honeywell indicates will stand for re-election at the upcoming annual meeting of shareholders); UAL Corporation (available January 18, 1991) (proposal, as well as certain contentions made in the

[2] A proposal that in effect opposes the company's nominees for director also directly conflicts with a company proposal regarding the election of directors to be submitted at the same meeting and can be omitted under Rule 14a-8(i)(9).

accompanying supporting statement, question the business judgment, competence and service of the Company's directors who may stand for re-election at the upcoming annual meeting of shareholders); and American Telephone and Telegraph Co. (available January 28, 1983) (proposal designed to question the ability of the present members of the Board to serve in such capacity, and therefore may be deemed to be an effort to oppose their solicitation for re-election).

We note that, in a letter issued last proxy season to First Mariner Bancorp (available March 20, 2002), the staff, subject to certain required revisions, declined to concur in the exclusion of a proposal to separate the offices of chairman and CEO on 14a-8(i)(8) grounds. We further note that the material which has been added to the supporting statement for the 2003 proposal to ExxonMobil is similar in many respects to the supporting statement in the First Mariner proposal.

We assume that the proponent has used the First Mariner precedent as a guide in attempting to overcome the grounds on which his proposal was excluded from ExxonMobil's proxy statement last year. However, there are numerous crucial distinctions between the First Mariner proposal and the 2003 ExxonMobil proposal. Specifically,

- The First Mariner proposal did not include the numerous, direct personal criticisms of the company's current chairman that were included in the 2002 ExxonMobil proposal and continue to be published on the proponent's website and incorporated into the 2003 ExxonMobil proposal.
- The First Mariner letter did not indicate that the proponent had conducted a highly public campaign against the company's Chairman (see, for example, the press releases and articles attached as Exhibits 3 through 6 to ExxonMobil's 2002 no-action letter).
- The First Mariner proposal did not include an explicit call for the CEO to be removed from the Board; and
- The First Mariner letter did not point out that, as discussed in more detail below, the implication that the Board permits the CEO to guide his own evaluation impugns the character and questions the business judgment of, and amounts to a charge of improper conduct against, the directors who will stand for re-election.

For all these reasons, we do not believe the First Mariner precedent is applicable to the 2003 ExxonMobil proposal.

Although we believe the analysis and precedents for omission of the proposal under Rule 14a-8(i)(8) remain clear, for the record we note the following additional grounds on which we believe the proposal could also be omitted from ExxonMobil's 2003 proxy material:

<u>**Proposal is Materially False and Misleading.**</u>

The proposal and related materials are materially false and misleading within the meaning of Rule 14a-9 and the proposal may therefore be omitted under Rule 14a-8(i)(3) as being contrary to the proxy rules.

The supporting statement and related press releases and other statements of the proponent made in connection with last year's proposal focused on false and misleading charges that ExxonMobil's Chairman and Board were "destroying shareholder value" through the manner in which the company handled certain public issues. We refer to the 2002 ExxonMobil no-action letter request (see specifically pages 5 through 9, and referenced exhibits thereto) for a fuller argument on these points, which continues to apply since the 2002 supporting statement continues to be published on the proponent's website and expressly forms part of the 2003 supporting statement.

This year, the proponent has, as noted above in the discussion of the <u>First Mariner</u> letter, added new arguments relating to CEO performance evaluation and compensation. This new material is also materially false and misleading.

The underlying premise of the new material is that, because ExxonMobil's CEO is a member of the Board, Mr. Raymond participates in the evaluation of his own performance. For example, the supporting statement notes that unidentified "[c]orporate governance experts have questioned how one person serving as both Chairman of the Board and CEO can effectively monitor and evaluate his or her own performance," and states that the independence of the Board is "particularly compromised" if "the individual serving as CEO is also the Chairman of the very Board that is charged with evaluating his or her performance." The proposal also notes an NACD Blue Ribbon Commission on Directors' Professionalism recommendation that "an independent director should be charged with 'organizing the board's evaluation of the CEO and provide ongoing feedback ....' "

The clear message of the supporting statement is that, at ExxonMobil, the CEO participates in and chairs his own performance evaluation. This is utterly false. Mr. Raymond does not participate in or even attend meetings of the Board or Board Committees at which his performance is evaluated or his compensation determined. In fact, the NACD recommendation which the proponent cites as a basis for impugning our Board actually describes quite closely the governance practices that our Board follows.

ExxonMobil's Board Compensation Committee ("BCC"), which consists solely of independent directors, conducts a formal annual performance evaluation of Mr. Raymond. The other independent directors of ExxonMobil are invited to attend and participate in that meeting, but neither Mr. Raymond nor any other officer or employee of ExxonMobil is present in the room during those discussions.

Based on this annual evaluation of Mr. Raymond's performance, the BCC determines Mr. Raymond's bonus and incentive awards and formulates a salary recommendation to be presented to the Board at a later meeting. At that Board meeting, Mr. Raymond and any other ExxonMobil employees are excused from the room while the BCC presents its report and recommendations and the independent directors consider the report and take salary action. Feedback from Mr. Raymond's performance reviews and the compensation decisions made by the independent directors are normally communicated to Mr. Raymond directly by the Chair of the BCC.[3]

In addition to the annual performance and compensation review procedure described above, which has been in place for many years, the independent directors are also free to discuss the CEO's performance during executive sessions at which only the independent directors are present. These formal executive sessions (currently scheduled for nine times per year) were initiated by the independent directors in September of 2002 and take place immediately following regular meetings of ExxonMobil's Board of Directors. The independent director executive sessions are chaired by the Chair of the BCC or by the Chair of the Board Affairs Committee (ExxonMobil's nominating and corporate governance committee, which also consists solely of independent directors) on an alternating basis.

In short, in direct contrast to the clear and repeated message of the material the proponent has added to his supporting statement this year, Mr. Raymond in no way participates in the Board's oversight or evaluation of his performance, which is conducted solely by the independent directors during Board and committee meetings and executive sessions at which Mr. Raymond is not present.

The supporting statement (including both the new material and the false and misleading material incorporated from last year's supporting statement) thus continues to be thoroughly pervaded by false and misleading statements, unsubstantiated charges, and personal slurs in violation of Rule 14a-9 and Note (b) thereto. The entire proposal, therefore, may be omitted under Rule 14a-8(i)(3). Any amendment of the proposal which sufficiently cured its problems would be so radically different from the current proposal as to constitute a new proposal. Such a new proposal would not have been submitted by the deadline for the 2003 annual meeting established under Rule 14a-8(e). Moreover, as the staff has stated in Staff Legal Bulletin No. 14 (July 13, 2001) at Question E. 1., "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." That was the case with the 2002 proposal and the situation has only become worse with the 2003 proposal.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

[3] The BCC also provides its report on CEO compensation in each proxy statement.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to the proponent.

Sincerely,

James Earl Parsons

James Earl Parsons

JEP:pdb

Enclosure

cc w/enc:

Mr. Robert A. G. Monks
1200 G Street N.W., Suite 800
Washington, DC 20005

Mr. John P. M. Higgins
President
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

EXHIBIT 1

RAM TRUST SERVICES, INC.
45 EXCHANGE STREET
PORTLAND, ME 04101
(207) 775-2354
fax (207) 775-4289

FACSIMILE TRANSMITTAL SHEET

TO:	FROM: John PM Higgins
COMPANY: Exxon Mobil Corp	DATE: 12/17/02
FAX NUMBER: 972-444-1204	TOTAL NO. OF PAGES (INCLUDING COVER): 4
PHONE NUMBER	SENDER'S REFERENCE NUMBER: 207-775-4289
RE:	YOUR REFERENCE NUMBER:

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMMENTS:

RAM TRUST SERVICES

Registered Investment Advisor

December 17, 2002

Dr. Lee R. Raymond
Chief Executive Officer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Dear Dr. Raymond,

Ram Trust Services, Inc., an SEC-registered investment advisor, and its clients are greatly concerned about Exxon Mobil's corporate governance structure. More specifically, we believe that as the board is charged with oversight of the Chief Executive Officer, that same Chief Executive Officer should not also serve as the Chairman of the Board of Directors. Furthermore, we believe that an independent director should serve as Chairman.

Consequently, Ram Trust Services, Inc. has been authorized by certain of its clients (who together own 96,356 shares of common stock of Exxon Mobil Corporation) to submit on behalf of those clients the attached shareholder proposal. The proposal is being submitted jointly by these clients. These clients will maintain throughout the period ended with Exxon Mobil's 2002 annual meeting not less than $2,000 worth of Exxon Mobil common stock and will be represented at Exxon Mobil's 2002 annual meeting to present the proposal.

Each individual client represented in this filing has owned Exxon Mobil continuously for more than twelve months. Proof of ownership is being submitted to you under separate cover.

If Exxon Mobil would like to discuss the substance of the proposal with us, please contact Robert A.G. Monks at (302)644-7484.

Very truly yours,

John P.M. Higgins
President

SHAREHOLDER RELATIONS

DEC 16 2002

NO. OF SHARES ________
DISTRIBUTION: PTM; DLT; DGH; SMD; FLR; REG; JEP; LKB

EXXON RESOLUTION

RESOLVED, that the shareholders urge the Board of Directors to take the necessary steps to amend the by-laws to require that, subject to any presently existing contractual obligations of the Company, an independent director shall serve as Chairman of the Board of Directors, and that the Chairman of the Board of Directors shall not concurrently serve as the Chief Executive Officer.

SUPPORTING STATEMENT

ExxonMobil's proxy statement filed on May 29, 2002, the Company states that:

The Board of Directors performs a number of services for ExxonMobil and its shareholders, including:

- *overseeing management of the company on your behalf;*
- *reviewing ExxonMobil's long-term strategic plans*;
- exercising direct decision-making authority in key areas, such as declaring dividends;
- *choosing the CEO, setting the scope of his authority to manage the company's business day to day, and evaluating his performance*; and
- *reviewing development and succession plans for ExxonMobil's top executives.*

(Emphasis supplied).

Proponent believes that separation of the roles of Chairman of the Board and the CEO will provide greater accountability of management to the shareholders, and provide more independent oversight of management, including the CEO, by the Board of Directors.

Corporate governance experts have questioned how one person serving as both Chairman of the Board and CEO can effectively monitor and evaluate his or her own performance. The NACD Blue Ribbon Commission on Directors' Professionalism has recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and provide ongoing

feedback; chairing executive sessions of the board; setting the agenda and leading the board in anticipating and responding to crises." ExxonMobil itself states that one of the Board's responsibilities is "setting the scope of [the CEO's] authority to manage the company's business day to day, and evaluating his performance." Proponent believes that this responsibility would be best served if the CEO, whose authority is set and whose performance is evaluated by the Board of Directors, is not a member of that Board. Proponent further believes that the concern for the Board's ability to independently evaluate the performance of the CEO is particularly compromised if the individual serving as CEO is also the Chairman of the very Board that is charged with evaluating his or her performance.

Proponent believes that the independence of the Board of Directors would best be ensured if the office of CEO remains independent of the Board, the body that is responsible for overseeing management, and that the position of Chairman of the Board be held by an independent director, a non-employee of ExxonMobil.

Vote "YES" on this proposal to support Board independence!

For further information, see www.ragm.com/exxon.

. **Exxon Mobil Corporation**
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 17, 2002

VIA UPS - OVERNIGHT DELIVERY

Mr. John P.M. Higgins
President
Ram Trust Services, Inc.
45 Exchange Street
Portland, Maine 04101

Dear Mr. Higgins:

This will acknowledge receipt of the proposal concerning an Independent Board Chairman, which you have submitted in connection with ExxonMobil's 2003 annual meeting of shareholders.

You should note that, if your proposal is not withdrawn or excluded, you or a representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

We have not received proof of your clients' shareholdings, which is required by Rule 14a-8(b)(2) of the Securities and Exchange Act of 1934. This information must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this letter.

We believe a dialogue on this proxy proposal would be useful. Please contact Dave Henry on my staff at 972.444.1193 and let him know possible times that would be convenient to you for such a discussion. We believe we can demonstrate to you that your underlying concerns are already effectively addressed.

Sincerely,

Patrick T. Mulva

RAM TRUST SERVICES
Registered Investment Advisor

RECEIVED
DEC 31 2002
P.T. MULVA

December 24, 2002

Mr. Patrick Mulva
Vice President – Investor Relations
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Dear Mr. Mulva,

As requested in your letter dated December 17, 2002, this letter will confirm ownership by our clients of at least 96,346 shares of Exxon Mobil Common stock. These shares are held by Bank of New York as custodian for Ram Trust Services, Inc. The shares have been held continuously since at least December 1, 2001, and Ram's clients will maintain throughout the period ending with ExxonMobil's 2002 annual meeting not less than $2,000 worth of ExxonMobil common stock.

I enclose Bank of New York's letter dated December 20, 2002 as proof of ownership in our account for the requisite time period.

Please contact me if I can be of further assistance.

Sincerely,

Karen C. Lowell
Chief Operating Officer

Enc.

Please accept this telefax copy of the Bank of New York letter as we have not yet received their original in the mail.

45 EXCHANGE STREET PORTLAND, MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

SHAREHOLDER RELATIONS

DEC 2 0 2002

NO. OF SHARES ______

COMMENT: ______

ACTION: ______

RECEIVED BY
OFFICE OF THE CHAIRMAN
DEC 2 3 2002
Routed for Action to: PTM
Informational Copy to: ______

December 20, 2002

Dr. Lee R. Raymond
Chief Executive Officer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Exxon Mobil Corporation (Shareholder Resolution)
CUSIP 30231G102

Account: D2301 Ram Trust Services Inc #298227

Dear Dr. Raymond:

The Bank of New York is the custodian for Ram Trust Services Inc. As of December 17, 2002 Ram Trust Services Inc held 128,957 Exxon Mobil Corporation CUSIP 30231G102 in the above referenced account.

The above account for the period of December 1, 2001 through December 17, 2002 has not held fewer than 122,614 shares of common stock in their account

Sincerely:

Kimberly S. Brandon
The Bank of New York
Vice President
One Wall Street 14th Floor
New York NY 10286

EXHIBIT 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2002

RECEIVED
APR 2 3 2002
JAMES E. PARSONS

James Earl Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Re: Exxon Mobil Corporation
Incoming letter dated January 24, 2002

Dear Mr. Parsons:

This is in response to your letter dated January 24, 2002 concerning the shareholder proposal submitted to ExxonMobil by Ram Trust Services, Inc. We also have received a letter on the proponent's behalf dated March 17, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: John P.M. Higgins
President
Ram Trust Services, Inc.
45 Exchange Street
Portland, Maine 04101

March 20, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 24, 2002

The proposal requests that the board of directors separate the roles of chairman of the board and chief executive officer and designate a non-executive and independent director as chairman as soon as possible.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(8). We note that the proposal, together with the supporting statement, appears to question the business judgment of ExxonMobil's chairman, who will stand for reelection at the upcoming annual meeting of shareholders. Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which ExxonMobil relies.

Sincerely,

Jonathan Ingram
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 24, 2002

VIA Network Courier
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding
Board Responsibility

Gentlemen and Ladies:

Exxon Mobil Corporation has received the cover letter and shareholder proposal attached as Exhibit 1 from Ram Trust Services, represented by Robert A. G. Monks. Copies of additional correspondence involving ExxonMobil, the proponent, and a reply from the proponent's counsel are attached as Exhibit 2.

ExxonMobil intends to omit the proposal from the proxy material for its upcoming annual meeting because the proposal relates to an election for membership on the company's Board of Directors at the meeting. We also believe the proposal can be omitted because it relates to the company's ordinary business operations and is materially false and misleading.

With respect to legal issues, this letter is my opinion given as counsel for ExxonMobil.

Proposal relates to election for membership on ExxonMobil's Board of Directors

Nominally, the proposal requests the Board to separate the roles of Chairman and CEO and designate a non-executive and independent director as Chairman. Actually, the proposal questions the business judgment of Lee R. Raymond, ExxonMobil's current Chairman and CEO, and the rest of ExxonMobil's current Board in the management of the company's position on environmental issues. This is demonstrated by the introductory "Whereas" clauses of the proposal, as well as by press statements of the proponent and his allies.

The proposal asserts that "ExxonMobil's stance on environmental issues is causing "reputational damage"; that "negative perceptions of the company are traced to its current Chairman and CEO" and "his [Lee Raymond's] unflinching attitude"; and that "reputational harm caused by its CEO" is "destroying shareholder value." The proposal further accuses the Board of Directors of a "failure ... to properly oversee the actions of that individual" and failing "to protect the Company from reputational harm caused by its CEO" (i.e., Mr. Raymond).

In conjunction with the proposal, the proponent issued a press release (see Exhibit 3). In his release, the proponent re-emphasizes that he is "taking aim at ExxonMobil's top management and board for its failure to reign in the company's top executive and protect shareholder value." Personally naming Mr. Raymond no less than four times in this release, the proponent repeatedly attacks what he perceives as "Lee Raymond's increasingly extreme position and public image," "Lee Raymond's antagonistic positions," "Raymond's antagonistic approach to public issues," and Mr. Raymond's choice of "extreme and isolated positions." The proponent also continues to accuse ExxonMobil's current Board of "failing to protect long-term value in the company," "failing to meet its basic duties," and "doing a poor job."

Issued jointly with the proponent's press release (see Exhibit 3) was an additional release on the proposal from "Campaign ExxonMobil". The Campaign ExxonMobil release does not even mention the nominal issue of separating the CEO and Chairman functions. That release simply characterizes the proposal as "taking aim at ExxonMobil's top management and board over the company's position of global warming" and arguing that "the company's board of directors is failing to protect shareholder value from the extreme and isolating position on global warming adopted by Lee Raymond, ExxonMobil's Chief Executive Officer."

We also call the staff's attention to press reports of the proponent's action (see Exhibit 4), which include the following items:

- Bloomberg News, December 18, 2001, headlined "Exxon's Lee Raymond Faces Resolution to Strip Chairman's Title." The lead paragraph describes the resolution as seeking to have "Exxon Mobil Corp. Chairman and Chief Executive Officer Lee Raymond ... ousted as head of the board."

- OneWorld US, December 19, 2001, describing the proposal as "a shareholder resolution calling for the board of ExxonMobil to rein in its controversial top executive and chairman, Lee Raymond." The proponent is quoted criticizing "Lee Raymond's antagonistic positions."

- The Daily Telegraph (London), December 19, 2001, describing the proponent as "calling for Mr. Raymond to split his function as a way to express ... [the proponent's] dissatisfaction with the company." In this story, the proponent is quoted to say that "Lee Raymond is very contumacious" and should be told to "button it up."

- The Times (London), December 19, 2001, noting that "Shareholder activism can get personal." The proponent, this story explains, is unsatisfied, and "he blames the boss."

As the proposal and the other material cited above show, the proposal is not about abstract issues of corporate governance. The proposal directly and personally questions the business judgment, competence, and service of Mr. Raymond and ExxonMobil's other current directors in handling certain environmental issues[1] and opposes Mr. Raymond's reelection as Chairman.

The Board Affairs Committee of ExxonMobil selects the company's nominees for election as directors. Although the committee has not yet met to name the slate for the 2002 annual meeting, it is highly likely that Mr. Raymond will be re-nominated for election at the meeting.

The Board is extremely pleased with Mr. Raymond's performance as CEO and Chairman. In fact, as announced in a recent press release, the Board has requested that Mr. Raymond defer his retirement beyond the normal retirement date. In making that announcement, the directors stated: "We are delighted that Lee will be available to lead the Corporation for additional time and help ensure the continued successful implementation of the Corporation's business plans." In its report to shareholders included with ExxonMobil's 2001 proxy material, the Board Compensation Committee, which is composed entirely of nonemployee directors and evaluates Mr. Raymond's performance, also strongly endorsed his leadership and business judgment, praising his "outstanding contributions to ExxonMobil's business performance, continued strengthening of the corporation's worldwide competitive position, and its progress toward long range strategic goals."

The proponent is free to disagree with Mr. Raymond's business decisions and to oppose his reelection as Chairman at the 2002 annual meeting. However, as the Commission has noted in Release No. 34-12598 (July 7, 1976), and the staff has held in a long line of no-action letters, shareholder proposals are not the proper means for conducting campaigns since other SEC rules, including Rule 14a-11, are applicable thereto. The proposal may therefore be omitted under Rule 14a-8(i)(8), which permits the omission of proposals relating to an election for membership on the company's board of directors.[2]

[1] Interestingly, the proponent questions not so much the substance of the company's views but the manner in which those views have been expressed and the degree to which this has generated adverse publicity from certain groups. In a piece on the proponent's website titled "Commentary on Exxon and Global Warming," attached as Exhibit 5, the proponent even states that "[i]t is possible that ***Exxon is correct***" [emphasis added] with respect to its views on climate change. What the proponent takes issue with is the company's "contumacious attitude" and the way in which the company is "perceived."

[2] A proposal that in effect opposes the company's nominees for director also directly conflicts with a company proposal regarding the election of directors to be submitted at the same meeting and can be omitted under Rule 14a-8(i)(9).

The staff's letter issued last proxy season to AT&T Corp. (available February 13, 2001) is squarely on point. Like the current proposal to ExxonMobil, the stated purpose of the AT&T proposal was to request the board to separate the positions of chief executive officer and chairman and to provide that the position of chairman be filled by an independent director. Like the current proposal to ExxonMobil, the supporting statement for the AT&T proposal criticized business decisions taken by AT&T's incumbent chairman and CEO. The incumbent AT&T chairman and CEO, like Mr. Raymond, was expected to stand for reelection at the upcoming annual meeting.

The staff agreed that the proposal could be excluded under Rule 14a-8(i)(8). The staff noted that "the proposal, together with the supporting statement, appears to question the business judgment of AT&T's chairman, who will stand for reelection at the upcoming annual meeting of shareholders." That is precisely the case with the current proposal.

Additional precedents for this position under Rule 14a-8(i)(8) (and its predecessor paragraph (c)(8)) include: Foster Wheeler Corporation (available February 5, 2001) (proposal that current CEO, if reelected, be removed as Chairman and replaced with an independent director could be omitted where the supporting statement, which criticized the incumbent chairman's "impact on shareholder value," "appears to question the business judgment of Foster Wheeler's chairman who will stand for reelection at the upcoming annual meeting of shareholders"); Milacron Inc. (available February 28, 2000) (permitting exclusion of proposal to remove incumbent as Chairman and CEO); Black and Decker Corporation (available January 21, 1997) (proposal to require an independent director to serve as chair of the board could be omitted where the actions contemplated, together with certain contentions made in the supporting statement, including magazine quotes critical of the incumbent chairman's expansive ego, "question the business judgment, competence and service of the Company's chief executive officer who the Company indicates will stand for reelection at the upcoming annual meeting of shareholders"); Great Atlantic & Pacific Tea Company, Inc. (available March 8, 1996) (proposal recommending that the board censure the chief executive and encourage his better performance in the future could be omitted as the actions contemplated as well as certain contentions made therein "question the business judgment, competence and service of the Company's chief executive officer who may stand for reelection as a director at the upcoming annual meeting of shareholders"); and Exxon Corporation (available January 26, 1990) (to the extent proposal calls for removal of incumbent chairman from that office, proposal relates to an election to office).

In addition to questioning the business judgment of ExxonMobil's Chairman and CEO, the proposal also questions the business judgment of ExxonMobil's other incumbent directors. Except for any directors who may retire prior to the meeting, the other incumbent directors are highly likely to stand for reelection at the 2002 annual meeting. The staff has also consistently agreed that proposals which question the business judgment of the board may be excluded under Rule 14a-8(i)(8) and its predecessor. See, for example, Novell, Inc. (available January 17, 2001) (proposal and supporting statement appear to question the business judgment of board members who may stand for reelection at the upcoming annual meeting of shareholders); Honeywell

International, Inc. (available March 2, 2000) (proposal appears to question the business judgment of board members who Honeywell indicates will stand for reelection at the upcoming annual meeting of shareholders); UAL Corporation (available January 18, 1991) (proposal, as well as certain contentions made in the accompanying supporting statement, question the business judgment, competence and service of the Company's directors who may stand for reelection at the upcoming annual meeting of shareholders); and American Telephone and Telegraph Co. (available January 28, 1983) (proposal designed to question the ability of the present members of the Board to serve in such capacity, and therefore may be deemed to be an effort to oppose their solicitation for reelection).

Although we believe the analysis and precedents for omission of the proposal under Rule 14a-8(i)(8) are clear, for the record we note the following additional grounds on which we believe the proposal could also be omitted from ExxonMobil's 2002 proxy material:

Proposal relates to ordinary business

As described above, the proposal concerns the business judgment of ExxonMobil's Chairman and directors in the specific area of the company's public position of the issue of global climate change. The proposal repeatedly expresses concern over the company's reputation and accuses management of creating a "PR backlash." As shown by Exhibit 5, and by the proponent's letter (included in Exhibit 2) dated January 10, 2002, to the Chairman of ExxonMobil's "Public Affairs Committee," it is not so much the substance of ExxonMobil's position as the manner in which the company has expressed its views (i.e., the company's "attitude," "posture," and "profile") and the perceived PR effect that the proponent finds objectionable.

The conduct of public relations is a matter of ordinary business operations and is not the proper subject of action by shareholders. See E. I. du Pont de Nemours and Company (available February 23, 1993). In that letter, a proponent called for the company to take a more active role in publicly opposing the views of "Greenextremists" in the environmental movement. The staff agreed that the proposal could be omitted under paragraph (c)(7) (now paragraph (i)(7)) of Rule 14a-8 as "dealing with a matter relating to the conduct of the ordinary business operations of the registrant (i.e. the Company's advertising and public relations policy)." See also Capital Cities/ABC Inc. (available March 16, 1993) and other letters permitting companies to omit, on similar grounds, proposals calling for greater balance on public issues and measures to "increase public confidence" in television news programs.

Proposal is materially false and misleading

The proposal and related materials are materially false and misleading within the meaning of Rule 14a-9 and the proposal may therefore be omitted under Rule 14a-8(i)(3) as being contrary to the proxy rules.

Shareholder Value

As described above, the essence of the proposal is to impugn the competence, character, personal reputation, and business judgment of ExxonMobil's Chairman and of the Board as a whole. Specifically, the proponent charges that, by their actions, the Chairman and Board are "destroying shareholder value" (see Exhibit 1), and that his proposal is necessary in order to "prevent further loss of value" (see Exhibit 3).

These are very serious charges, which should not be countenanced without substantial factual support. The proposal offers none, other than vague charges of unquantified "reputational harm" and negative quotes from other company critics.[3] The entire proposal, we believe, should be excludable on this basis alone.

In his press release, the proponent makes a passing attempt to support his charge of loss of value by stating that "Exxon is undervalued compared to its peer group when it should be at a premium." The focus of the proponent's concern here appears to be ExxonMobil's price/earnings (P/E) ratio. He is quoted by Bloomberg (see Exhibit 4) to say that, "[w]hile ExxonMobil outperforms leading rivals Royal Dutch/Shell Group and BP Plc on most measures of profitability, the companies are almost equal in the ratio of stock price to earnings ... [t]hat indicates investors are marking down Exxon shares because of its environmental policies." This echoes statements made in a June 24, 2001 opinion piece written by the proponent in the Sunday Telegraph (London) (see Exhibit 6) in which he claimed that ExxonMobil's environmental posture causes our shares to trade "at a discount to both BP and Shell" on a price/earnings as well as a price/cash flow basis.

To analyze the proponent's contentions, some background is in order. First, P/E ratio at a point in time is not necessarily a meaningful measure of "shareholder value." For example, a company's P/E ratio can rise, at least temporarily, due to a drop in earnings. Many now-failed "dot com" companies carried astronomical P/E ratios. Secondly, there is no one accepted methodology for calculating P/E ratios, particularly for non-U.S. companies that can adopt significantly different definitions of income than U.S. GAAP. Sources such as The Wall Street Journal, the Financial Times, and the New York Stock Exchange report P/E ratios on the basis of historical reported earnings (generally, the trailing four quarters). Financial analysts, on the other hand, generally focus on price over projected future earnings or other measures such as EBITDA. Thirdly, P/E ratios calculated on the basis of spot stock prices can vary widely in response to short-term stock price movements that are largely unrelated to longer-term patterns. Finally, comparing ExxonMobil's P/E ratio to its peer group is complicated by the fact that our nearest competitors, Shell and BP (as highlighted by the proponent), are both non-U.S. companies. In its quarterly reports, BP, for example, focuses on "pro forma results" instead of earnings, and specifically notes that such results are not a recognized UK or US GAAP measure.

---

[3] A quote from Upstream Oil & Gas expressing the opinion that a particular boycott campaign is a "difficult experience for the US heavyweight" hardly constitutes "strong evidence" that ExxonMobil's positions are "destroying shareholder value."

The pro forma results on which BP focuses are therefore not directly comparable to ExxonMobil's quarterly earnings.[4] Comparison with Shell is complicated by the fact that the Shell group actually consists of two different publicly-traded companies, Royal Dutch and Shell Transport and Trading,[5] and by the fact that Shell employs different reporting conventions (such as with respect to inventories) than ExxonMobil. Comparison with Shell and BP is further complicated by currency conversion effects.

As a result, there are a variety of different and oftentimes conflicting numbers in circulation regarding the P/E ratios of particular companies, especially in the ExxonMobil peer group cited by the proponent. Nevertheless, despite the many variables and comparison difficulties, it has been long and widely recognized in the financial community that, over the long term, ExxonMobil's stock has traded and is likely to continue to trade at a premium P/E ratio over its peer group.

From an historical earnings standpoint, we note that, based on January 17, 2002 closing prices, the Financial Times reported these P/E ratios: 15 for ExxonMobil; 14 for BP; 12 for Royal Dutch; and 12 for Shell. Although, as we explain above, P/E ratios on any one day are not particularly meaningful, the ExxonMobil premium reflected in these recent numbers is in line with historic averages.

The consensus of the investment community is that ExxonMobil has historically commanded a premium and, with respect to future earnings, is expected to continue to do so. Thus, even on the basis of the particular, questionable measure of "shareholder value" on which the proponent appears to rely, his statements are false and misleading. A sampling of recent analyst reports includes the following:

- In its September 2001 report on ExxonMobil, Deutsche Banc Alex. Brown states that

  "Based on debt-adjusted cash flow multiples for 2002 and 2003, ExxonMobil at around 12x is currently trading at a **10% premium over the average of BP and Royal Dutch/Shell, which is in line with its historic norm**. The higher multiple stems from ExxonMobil's industry leading returns (ROCE), a position we expect the company to maintain going forward." [emphasis added]

- In a January 9, 2002 update titled "Beyond the abyss? Upgrading the Major Oils to Neutral," Deutsche Bank notes that

  "ExxonMobil continues to lead the industry on major operating metrics ... We note, however, that **the multiple premium over BP and Royal Dutch/Shell has widened to**

[4] It is interesting to note that neither The Wall Street Journal nor The New York Times reports a P/E ratio for BP.
[5] Some sources focus only on one of the companies, whereas other sources calculate a blended P/E for the two companies.

25% (on estimated 2002 earnings over EBITDA), **the high end of the historic range and above the ten-year average of 10%**." [emphasis added]

- A. G. Edwards' September 24, 2001 report, "Integrated Oils: Financial Performance Analysis (1991-2003)," cites historical P/E ratios, based on average prices for 2000, of 17.2 for ExxonMobil, 16.1 for Royal Dutch, and 12.8 for BP. That report projects 2001 average ratios of 14.9 for ExxonMobil, 12.1 for Royal Dutch, and 12.4 for BP. The same report also notes that, plotting five-year share price gain over five-year average return on capital employed, ExxonMobil leads all competitors, including BP and Shell.

- In its October 2001 "Global Integrated Oils Analyser," UBS Warburg reports a price to cash flow ratio for 2000 of 12x for ExxonMobil, 10x for Royal Dutch, 9.2x for Shell, and 10x for BP. For 2001, their projection on that measure is 9.5x for ExxonMobil, 7.4x for Royal Dutch, 7.6x for Shell, and 8.1x for BP. That publication also explains that the firm's price target for ExxonMobil is based on the company's "**25% premium to the sector average multiple.**" [emphasis added]

We would also call attention to a different measure of shareholder value, total shareholder return. This is the measure the SEC has determined should be provided to shareholders in the context of annual meeting proxy statements. As shown by the excerpt from the proxy statement for ExxonMobil's 2001 annual meeting (Exhibit 7), ExxonMobil's total shareholder return exceeds its industry peer group over both a five- and ten-year period. Although the proxy statement for our 2002 annual meeting has not yet been finalized, our calculations indicate that this outperformance vs. the peer group continues for both the five- and ten-year periods through 2001.

To summarize, the charges made by the proponent that ExxonMobil policies have "destroyed shareholder value" or caused investors to "mark down" ExxonMobil stock are unfounded, irresponsible, and simply false.

Global Climate Change

The proposal mischaracterizes the company's position on global climate change, repeatedly claiming that ExxonMobil holds an extreme and isolated position on this issue. Attached as Exhibit 8 is a recent media statement issued by ExxonMobil on global climate change. To quote:

> "We care about the environment we live in and excellence in environmental performance is essential to our business. As such, climate change is an important issue to us -- one that we take very seriously. Because we take the issue seriously, ExxonMobil is taking actions now and working with others to create long-term solutions. Our views and actions will be guided by future learnings on fundamental science and technological achievements."

Attached as Exhibit 9 are copies of recent correspondence from the company to interested persons and to the Chair of the group of eleven scientists who authored the recent National Academy of Sciences (NAS) report to President Bush. As this correspondence shows, we are deeply engaged in this issue and are committed to a course of action consistent with sound science, solid economics and high ethical standards. As we specifically note, the company believes the NAS report to be an important contribution to the policy discussion of climate change and a guide to appropriate actions. It is also interesting to note the similarity between ExxonMobil's position and the position recently expressed by the U.S. Catholic Bishops in their statement entitled "Global Climate Change: A Plea for Dialogue, Prudence and the Common Good."

In light of the above, to describe ExxonMobil's position on this issue as "unflinching," "stubborn," or "isolated" is false and misleading and contrary to clear facts.

Board Oversight

The proposal falsely indicates that the occupation of the positions both of Chairman and CEO by the same person somehow results in an inability of the Board of Directors "to properly oversee the actions of that individual." There is no support for this charge.[6]

Ten of ExxonMobil's current 14 directors are nonemployees. Only nonemployee directors sit on the Board Affairs Committee, which oversees corporate governance issues and nominates candidates for election as director, and on the Board Compensation Committee, which reviews the CEO's performance, determines his compensation, and reports on these matters to the shareholders in each year's proxy statement. As discussed previously in this letter, the Board, including the nonemployee directors, believes Mr. Raymond has performed exceptionally well as CEO and Chairman of the company. Under the company's governing documents and the laws of New Jersey, where ExxonMobil is incorporated, if the Board were not satisfied with Mr. Raymond's performance the Board could remove him as CEO with or without cause, and could remove him as a director with cause.

In short, the Board is fully capable of overseeing Mr. Raymond's performance and actively does so. The proponent is free to disagree with the Board's evaluation of Mr. Raymond's job performance, but that disagreement does not allow the proponent to impugn the Board's capability or integrity. Nor is there any reason to believe that making one of the nonemployee directors Chairman would cause the Board to change the high marks it has given Mr. Raymond's performance.

In short, we believe the proposal is so thoroughly pervaded by false and misleading statements, unsubstantiated charges, and personal slurs that it violates Rule 14a-9 and, therefore,

[6] A quote from a consulting service newsletter as to the actions an undetermined "independent Chairman" would have taken is simply worthless speculation and is contrary to the evidence.

may be omitted under Rule 14a-8(i)(3). Any amendment of the proposal which sufficiently cured its problems would be so radically different from the current proposal as to constitute a new proposal. Such a new proposal would not have been submitted by the deadline for the 2002 annual meeting established under Rule 14a-8(e). Moreover, as the staff recently stated in Staff Legal Bulletin No. 14 (July 13, 2001) ("SLAB 14") at Question E. 1., "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." That is the case with the present proposal.

Proponent's Website

As a concluding matter, we would like to address the proponent's use of website references in his supporting statement. As the proponent's counsel has rightly pointed out in his letter (included in Exhibit 2), the staff has taken the view in SLAB 14 that shareholder proposals may reference website addresses without violating the 500-word limitation of Rule 14a-8(d). We therefore do not raise that argument in this letter. However, the staff also expresses the view in SLAB 14 that a website address may be excluded if information on the website is "materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." (SLAB 14 at Question F. 1.)

The proponent's use of website addresses, in particular the reference to his own site at "www. ragm.com," raises a number of troubling issues. The site, like many websites, contains a great deal of information. Some representative pages are attached as Exhibit 10. The site includes personal information about the proponent; promotions to buy books by or about the proponent; promotion of the proponent's investment fund, with a chart showing the fund's performance vs. the S&P 500; statements of the proponent's views on many different topics; speeches; video clips; interactive features; and more. In addition, the site contains numerous links to other sites, which in turn contain vast quantities of information and links to still more sites, etc.

Obviously, much of this material is irrelevant to the proposal at hand. But from the standpoint of the company's burden of pointing out to the staff specific material the company believes is false or misleading, it is simply not possible to conduct a detailed check of vast stretches of the internet. Moreover, this fact checking process would need to take place continually up to the time of the annual meeting, since new material can be posted on the internet at any time. We believe, therefore, that in order for the staff's position on the exclusion of website addresses containing false and misleading or irrelevant material to be workable, the following requirements should apply:

- Website addresses in a shareholder proposal should refer either to a specific document or to a "special purpose" site limited solely to the topic of the proposal. Proponents should not be permitted to reference multi-purpose, open-ended sites, or to include links to such sites in the referenced material.

- Proponents should commit that website material cited in connection with a particular meeting will not be altered, except in response to staff comments or agreement with the company, after the date the related shareholder proposal is submitted to the company. This would conform the use of website references to the timing requirements of Rule 14a-8(e) and ensure that (i) the company would have adequate time to review and call to the staff's attention any false or misleading statements contained in the referenced material, and (ii) the staff would have adequate time to address those concerns.

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to the proponent.

Sincerely,

James Earl Parsons

James Earl Parsons

JEP:clh
Enclosure

c - w/enc:

Mr. Robert A. G. Monks
1200 G Street N.W., Suite 800
Washington, DC 20005

Mr. John P. M. Higgins
President
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

EXHIBIT 1

RAM TRUST SERVICES
Registered Investment Advisor

RECEIVED
T. PETER TOWNSEND
DEC 19 2001

RECEIVED
DEC 20 2001
JAMES E. PARSONS

RECEIVED BY
OFFICE OF THE CHAIRMAN
2001- 09087
DEC 19 2001
Routed for Action to: TPT
Informational Copy to:

December 17, 2001

Dr. Lee R. Raymond
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Dear Dr. Raymond,

Ram Trust Services, Inc., an SEC-registered investment advisor, and its clients are greatly concerned both about Exxon Mobil's campaign against global warming with its consequent effect on the Company's reputation and share value, and about Exxon Mobil's corporate governance structure.

Consequently, Ram Trust Services, Inc. has been authorized by certain of its clients (who together own 98,520 shares of common stock of Exxon Mobil Corporation) to submit on behalf of those clients the attached shareholder proposal. The proposal is being submitted jointly by these clients. These clients will maintain throughout the period ended with Exxon Mobil's 2002 annual meeting not less than $2,000 worth of Exxon Mobil common stock and will be represented at Exxon Mobil's 2002 annual meeting to present the proposal.

Each individual client represented in this filing has owned Exxon Mobil continuously for more than twelve months. Proof of ownership is being submitted to you under separate cover.

If Exxon Mobil would like to discuss the substance of the proposal with us, please contact Robert A.G. Monks at 1200 G Street N.W., Suite 800, Washington, DC 20005, (202)434-8273.

Very truly yours,

John P.M. Higgins
President
Ram Trust Services, Inc.

SHAREHOLDER RELATIONS
DEC 19 2001
NO. OF SHARES
COMMENT: TPT/DGH/DWW
ACTION: SMD/RCG/SP/TL/LB LR

45 Exchange Street Portland, Maine 04101 Telephone 207 775 2354 Facsimile 207 775 4289

RESOLUTION ON BOARD RESPONSIBILITY

WHEREAS, the value of a company's stock is easily destroyed by a poor reputation, and, once destroyed, a reputation is difficult to restore:

"Reputation, once lost, is extremely difficult to reclaim, no matter how much time and money companies invest in an image makeover..." (Wall Street Journal, 2/7/01, in a story on fragility of reputations.)

WHEREAS, SEC Acting Chairman Unger sent to Congress in 2001 the SEC's position that "if it is reasonably likely that public opposition to the company would have a materially adverse effect on the operations of the company, this risk would also need to be disclosed" in SEC filings.

WHEREAS, ExxonMobil's stance on environmental issues is causing reputational damage:

"...nearly half of the people familiar with [ExxonMobil] continue to give it a poor grade for environmental responsibility," (Wall Street Journal, 2/7/01.)

"ExxonMobil's stubborn refusal to acknowledge the fact that burning fossil fuels has a role in global warming is creating a PR backlash against the world's biggest company." (O'Dwyer's PR Weekly, 5/23/01)

"The Reputation Institute and Harris also identified companies with the worst reputations in America, including Philip Morris Cos., Exxon and Kmart Corp..." (Wall Street Journal 9/23/99)

"the company is increasingly isolated on the issue, not only from the international scientific community but also from its European competitors..." (Wall Street Journal, 3/22/01)

WHEREAS, negative perceptions of the company are traced to its current Chairman and CEO:

"his [Lee Raymond's] unflinching attitude to global warming, to ExxonMobil's businesses in regressive regimes, and his disdain for gay rights sparked a boycott of Exxon's products in Britain, and even calls for a boycott in the US." (PR Week 11/26/01)

WHEREAS, There is strong evidence that ExxonMobil's position on environmental and social issues is destroying shareholder value.

"there is little doubt that having its reputation dragged through the mud by such a noisy campaign is proving a difficult experience for the US heavyweight, particularly in Europe." (Upstream Oil & Gas, 11/15/01, on the StopEsso boycott campaign.)

WHEREAS, the occupation of the positions both of Chairman and of CEO by a single individual and the resulting failure of the Board of Directors to properly oversee the actions of that individual has been noted in shareholder publications:

"An independent Chairman would have obliged Raymond to modify his position and perhaps, even increase the market value of Exxon Mobil shares, in benefit of the company's shareholders." (July/August 2001 Newsletter of LCV Consulting Services)

WHEREAS we believe that shareholder value is being harmed by the current structure of ExxonMobil's Board which is not in a position to protect the Company from reputational harm caused by its CEO and that consequently the positions of Chairman of the Board and Chief Executive Officer should be separated.

RESOLVED that the shareholders request the Board to separate the roles of Chairman and CEO and designate a non-executive and independent director as Chairman as soon as possible (without violating current employment contracts).

SUPPORTING STATEMENT

For further information see www.ragm.com/exxon; www.calpers-governance.org/principles//domestic/us (see Appendix C); www.abi.org.uk/Researchinfo/SocialResponsibility/ExecutiveSummary (Association of British Insurers website).

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

F. Lynn Reid
Assistant Secretary

ExxonMobil

December 20, 2001

VIA FEDERAL EXPRESS

Mr. John P.M. Higgins
President
Ram Trust Services, Inc.
45 Exchange Street
Portland, Maine 04101

Dear Mr. Higgins:

This will acknowledge receipt of the proposal concerning an Independent Board Chairman, which you have submitted in connection with ExxonMobil's 2002 annual meeting of shareholders.

You should note that, if your proposal is not withdrawn or excluded, you or a representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

We have not received proof of your clients' shareholdings, which is required by Rule 14a-8(b)(2) of the Securities and Exchange Act of 1934. This information must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this letter.

Also, the incorporation of material from various websites as part of the supporting statement for the proposal is contrary to Rule 14a-8(d), which limits a shareholder proposal and supporting statement to no more than 500 words. The text of the resolution itself contains almost 500 words (489, by our count). The documents incorporated in the supporting statement each contain hundreds of additional words, thereby greatly exceeding the 500 word limit. We would also note that, if any of the referenced material is subsequently changed or modified, it would violate Rule 14a-8(e), which requires that your proposal be submitted to us by December 19, 2001. Your response correcting these problems must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this letter.

We also believe a dialogue on this proxy proposal would be useful. Would you call my office (972.444.1538) and let me know possible times that would be convenient to you for such a meeting. We believe we can demonstrate to you that your underlying concerns are already effectively addressed.

Sincerely,

c: Mr. Robert A.G. Monks

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

ONE WALL STREET, NEW YORK, N.Y. 10286

RECEIVED
JAN 0 3 2002
JAMES E. PARSONS

December 21, 2001

RECEIVED
DEC 3 1 2001
S. M. DERKACZ

Dr. Lee R. Raymond
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Re: Exxon Mobil Corporation (Shareholder Resolution)
CUSIP 30231G102

Account: D2301 Ram Trust Services Inc. #298227

Dear Dr. Raymond

The Bank of New York is the custodian for Ram Trust Services, Inc. As of December 17, 2001 Ram Trust Services Inc held 122,144 shares of Exxon Mobil Corporation CUSIP#30231G102.

The above account for the period of December 8, 2000 through December 17, 2001 has not held fewer than 59,726 shares of common stock in their account.

The 59,726 shares is the number of shares held prior to the July 2001 two for one stock split which equates to 119,452 shares post-split.

Yours truly,

Kimberly S. Brandon
Vice President
The Bank of New York
One Wall Street-14th Floor
New York NY 10286

SHAREHOLDER RELATIONS
JAN 03 2002
NO. OF SHARES
X COMMENT: TPT/DGH/DWW
ACTION: SMD/REG/JEP

X Note attached list of Clients.
Jim - Does this mean they are all Co-sponsors?
SMD

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)
5770 Midnight Pass Road
Sarasota, Florida 34242
Tel and fax: (941) 349-6164 Email: pmneuhauser@aol.com

December 27, 2001

F. Lynn Reid
Assistant Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Via email to lynn.reid@exxonmobil.com

Re: Shareholder proposal submitted by Ram Trust Services, Inc.

Dear Mr. Reid:

I am writing to you on behalf of my client, Ram Trust Services, Inc., which has submitted a shareholder proposal to Exxon Mobil Corporation ("Exxon" or the "Company") concerning the structure of the Company's Board of Directors. On December 20, 2001, you wrote to Ram Trust Services, Inc. That letter contained three points, one of which was an expression of willingness to work with the proponents of the shareholder proposal in effectuating its objective. Please be assured that Ram Trust Services, Inc. will follow up on your invitation for a meeting.

In the meantime, because of the time constraints set forth in Rule 14a-8, we are responding at this time to the remaining two points made in the December 20 letter. As far as proof of ownership of Exxon stock for at least one year is concerned, Exxon should have received a letter (addressed to Mr. Lee Raymond) dated December 21, 2001, from The Bank of New York attesting to the ownership by Ram Trust Services, Inc. of not less than 119,452 shares of Exxon stock during the requisite period. If Exxon has not yet received this letter, please let me know at once.

Finally, Exxon asserts that in calculating the 500 word limitation set forth in Rule 14a-8(d) that the words on the cited web sites must be included in the count. This is, however, contrary to the firm position taken by the Staff of the Securities and Exchange Commission (the "SEC") which has given specific advice, addressed both to registrants and to potential proponents of shareholder proposals, to the effect that the content of cited web sites is not to be incorporated into the proposal for purposes of Rule 14a-8. Thus, in Division of Corporation Finance Staff Legal Bulletin No.14 (dated July 13, 2001) the

Staff of the SEC addressed this specific problem. In subpart C.2.b. the SEC Staff set forth the question:

> Does referencing a website address in the proposal or supporting statement violate the 500-word limitation of Rule 14a-8(d)?

The SEC Staff answered this question with a resounding "No."

We note that this Staff position was issued with the specific intent that it be relied upon by both registrants and shareholder proponents. (See the introductory section "A." which states that Staff Legal Bulletin No. 14 was "prepared . . . in order to. . . provide guidance to companies and shareholders. . .") It is therefore ineluctably clear that no amendment of Ram Trust Services Inc.'s shareholder proposal is required in order to comply with Rule 14a-8(d). In the unlikely event that the SEC changes its position on this matter, we will, within 14 days of your notification to us of any such change, amend the shareholder proposal to comply with the SEC's new interpretation of the matter.

If you wish to discuss further any of the matters discussed in this letter, please do not hesitate to get in touch with me by phone, fax, email or otherwise at the numbers or addresses set forth above.

Please acknowledge receipt of this email.

Very truly yours,

Paul M. Neuhauser

Cc: Karen Lowell
Robert A. Monks

RAM TRUST SERVICES

Registered Investment Advisor

December 28, 2001

F. Lynn Reid
Assistant Secretary
Exxon Mobil Corporation
5959 Colinas Boulevard
Irving, TX 75039

Re: Shareholder proposal

Dear Mr. Reid:

Although we do not believe that your letter dated December 20 requested such information, we are supplementing the letter from The Bank of New York, dated December 21, 2001, previously sent to Exxon Mobil Corporation, with the following information:

The names of our clients who have submitted the shareholder proposal and the number of shares of common stock of Exxon Mobil Corporation held by each is as follows:

Ellen M. Higgins Trust 1996	400 shares
Bryan S. Monks Rev Tr 1998	800 shares
Timothy B.G. Herrick Rev Tr 1998	250 shares
Anna A. Pertzoff Trust 1989	700 shares
Anita G. Herrick Trust 1988	6,500 shares
Tatiana A. Pertzoff Wells Tr 1995	300 shares
Tatiana P. Fischer Intervivos Rev Tr	700 shares
Ariana S.F. Gregg Tr 1991	700 shares
Jessica G. Kearns Tr 1992	400 shares
J Nicholas Kearns Tr 1993	400 shares
Melissa Cunningham Rev Tr 1989	3,200 shares
Christopher C Kast Rev Tr 1999	450 shares
Dana Chatfield Jones Rev Tr	2,000 shares
Virginia M. Halcrow Rev Tr 1998	1,400 shares
Ellen E. Monks Tr 1945	700 shares
Ellen M. Higgins Trust 1959	150 shares
Ellen M. Higgins Grandchildrens Tr 1985	250 shares
Blanche K. Wallace Trust	32,000 shares
George G. Monks Tr 1945	800 shares
William FK Monks Tr 1959	500 shares
William FK Monks Tr 1976	300 shares

45 Exchange Street Portland, Maine 04101 Telephone 207 775 2354 Facsimile 207 775 4289

Anna A. Pertzoff Irrev Tr	1,200 shares
Olga Monks Pertzoff Farm Tr 1961	1,100 shares
Olga Monks Pertzoff Tr 1945	1,800 shares
Olga Monks Pertzoff Tr 1954	2,000 shares
Olga Monks Pertzoff Trust 1975	600 shares
Weston Bonney Irr Ins Tr 1994	250 shares
Susan B. Monks	300 shares
Roque Island Gardner Homestead Corp.	20,000 shares
Russell Y. Smith	18,256 shares
Charlotte H. Alexander	114 shares

Our records show that each of the above clients have held not less than the number of shares listed above continuously for the twelve months ended December 17, 2001, the date of the submission of the shareholder proposal.

If you require any further information, please do not hesitate to get in touch with me.

Very truly yours,

Karen C Lowell

Karen C. Lowell
Chief Operating Officer

Robert A.G. Monks
Suite 800
1200 G Street, NW
Washington, DC 20005
202-434-8723
202-783-3316 (fax)

Visit our web site at http://www.ragm.com

DATE:	January 14, 2002
TO:	T. Peter Townsend Attn: Deborah Laird
FIRM:	Exxon Mobil Corporation
FAX:	972-444-1199
FROM:	Barbara Sleasman For Bob Monks

Message:

Deborah,

Attached is a copy of the letter Mr. Monks sent to Mr. Townsend last week.

Sincerely,
Barbara Sleasman
bsleasman@ragm.com

NUMBER OF PAGES (Including Cover Page): 5
Original will follow via u.s. mail
Original will follow via air mail
Original will follow via Overnight Mail
Original will follow via Hand Delivery
Copy will follow via e-mail

IF ALL PAGES ARE NOT RECEIVED, PLEASE CALL 202-434-8723.

ROBERT A. G. MONKS

1200 G STREET, NW - SUITE 800
WASHINGTON, DC 20005
T: 202-434-8723 F: 202-783-3316
EMAIL: RAGMONKS@RAGM.COM
WEBSITE: WWW.RAGM.COM

RECEIVED
JAN 15 2002
JAMES E. PARSONS

January 10, 2002

SHAREHOLDER RELATIONS
JAN 14 2002
NO. OF SHARES ____________
COMMENT: ____________
ACTION: TPT/SMD
FLK/JEP/REG

Mr. T. Peter Townsend
Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Dear Mr. Townsend,

Thank you very much for your letter of December 19, 2002. I would be delighted to meet with you or any other representative of Exxon at a mutually convenient time and place. In view of the nature of Ram Trust Services' resolution, which I support, I have initiated a contact with what appears to be the appropriate committee of the board of directors. If this procedure seems inappropriate, please let me know, but I would hope to be able to have some direct meeting with the chairman, the committee or even the board.

Sincerely yours,

Bob Monks

Robert A.G. Monks

Enc.

ROBERT A. G. MONKS

1200 G STREET, NW - SUITE 800
WASHINGTON, DC 20005
T: 202-434-8723 F: 202-783-3316
EMAIL: RAGMONKS@RAGM.COM
WEBSITE: WWW.RAGM.COM

January 10, 2002

Mr. Philip E. Lippincott, Chairman
Public Affairs Committee
Board of Directors
Exxon Mobil Corporation
C/O Campbell Soup Company
Campbell Place
Camden, NJ 08103

Dear Phil,

I am writing in support of a resolution filed by Ram Trust Services ("RTS") for consideration at the 2002 Annual Meeting of ExxonMobil. Under prevailing law and practice, shareholder resolutions are the only way in which owners can require the attention of directors to important matters affecting *their* company. I address this letter to you because the resolution is of specific concern to the Public Affairs Committee.

ExxonMobil has some claim to be the greatest company in the energy industry today. While this is potentially a source of pride, in my view, the company has needlessly diminished its position. There is much confusion concerning 'global warming' and even more confusion concerning the responsibility, if any, of hydrocarbon based enterprises for any such warming. This confusion has deteriorated into confrontation – private and public. It calls into question the essential values of global capitalism, most importantly the ability of leading companies *without government interference* to conduct their business within the limits of social concern. The confrontation also decreases values of the industry and of ExxonMobil. Failure to resolve these issues helps the enemies of capitalism. ExxonMobil bears the unique responsibility to provide leadership.

Harvard Business Review[1] characterizes Exxon's current posture: "The coalition [including ExxonMobil] and its supporters appear to be betting against the weight of scientific opinion, but their approach to the problem may be subtler than it appears. If they can stall regulation of carbon dioxide emissions, they might be able to protect the short-term value of their assets. They may hope they'll be able to convince the public that government regulation is a greater evil than climate change. In doing so, they run the risk of missing out on the opportunity to help tip the balance toward more sensible forms of intervention." That the leading business publication in the United States would characterize ExxonMobil's policy about Global Warming as being so short sighted and narrow must be of concern to the public – and of even greater concern to the shareholders of ExxonMobil.

Unhappily, ExxonMobil's executives have acted contumaciously in public commentary about global warming. Perhaps the most respected business publication in the world has recently said, "Of course, not all oil companies are eager to tackle global warming. Exxon/Mobil, the biggest, is also the world's most powerful climate change skeptic. Lee Raymond, its boss, is ferocious in his criticism of those, including this newspaper [*the Economist*] that think global warming is real and warrants global action."[2] One of the leading engineering schools in the world has recently stated: "MIT study calculate odds of higher temperatures indicates need for action."[3] The company has been, at the very least, careless in its mischaracterization of the findings of respected scientist Lloyd Keigwin.[4] This amounts to an indictment of the incumbent management. There is need of a response from management.

This unfortunate profile costs shareholders money both in the long and the short term. It is unacceptable that a leading company in the world should so present itself. The board of directors is ultimately responsible for this situation. You must promptly recognize that combining the offices of Chairman and CEO has permitted the company to be

---

[1] Packard, Kimberly O'Neil and Reinhardt, Forest, What Every Executive Needs to Know About Global Warming, July-August 2000, at p.134
[2] *The Economist*, February 15, 2001.
[3] Regalado, Anontio, Weighing the Evidence of Global Warming, *The Wall Street Journal*, March 22, 2001.
[4] Herrick, Thaddeus, Scientist's Work Becomes Group's Fodder, *The Wall Street Journal*, March 22, 2001.

represented in such a value destroying way. That is why I urge you, your committee and the full board to take action making the RTS resolution superfluous by the appointment of a board chairman separate from the CEO.

Respectfully Yours,

Bob Monks

Robert A.G. Monks

Cc: Directors of Exxon Mobil Corporation
T. Peter Townsend, Secretary-Exxon Mobil Corporation

EXHIBIT 3

Enclosed please find a news release from Robert A.G. Monks announcing a new resolution targeting ExxonMobil over loss of shareholder value due to the company's position on global warming, followed by a response from Campaign ExxonMobil, a national campaign of religious shareholders and environmental groups working to convince the company to change its position on the subject.

Peter Altman, National Coordinator, Campaign ExxonMobil
altman@campaignexxonmobil.org
(512) 626-0373

==

Robert A.G. Monks
1200 G Street, NW - Suite 800
Washington, DC 20005
T: 202-434-8723 F: 202-783-3316
Email: ragmonks@ragm.com <mailto:ragmonks@ragm.com> Website: www.ragm.com
<http://www.ragm.com>

FOR IMMEDIATE RELEASE For More Information,
December 18 2001 Contact Robert Monks (202) 434-8723
UK Contact: Chris Matthews/ Chelsea Hayes44 (0) 20 7357 9477

Shareholder Requests Change in ExxonMobil Governance in Order to Prevent Further Loss of Value

Veteran US corporate governance advocate Robert A.G. Monks is taking aim at ExxonMobil's top management and board for its failure to reign in the company's top executive and protect shareholder value from reputational damage.

Robert A.G. Monks, Chairman of LENS Investment Management and Ram Trust Services, announced today that he has filed a resolution calling for a separation of the Chairman and CEO positions at ExxonMobil. Monks said the move was sparked by his growing concern that the ExxonMobil Board of Directors is failing to protect long-term value in the company from Chairman and CEO Lee Raymond's increasingly extreme position and public image.

"In the last year there have been dozens of stories highlighting criticism of the company for its environmental and social positions. Bad publicity destroys shareholder value and Exxon is undervalued compared to its peer group when it should be at a premium. We need to reverse this before investors' holdings feel the effects more," said Monks. "When various key financial newspapers, industry publications and PR journals note that Lee Raymond's antagonistic positions are making the company a target and jeopardizing its reputation, investors should worry that something is wrong. I believe responsible investors are looking increasingly at action to get a positive resolution to these type of issues[taking a lead from the UK's

Myners Report which promotes responsible activism]
Monks' resolution argues that Raymond's antagonistic approach to public issues is causing damage to the company's reputation, and that the board, in allowing Raymond to choose extreme and isolated positions, is failing to meet its basic duties. The resolution states:

RESOLVED that the shareholders request the Board to separate the roles of Chairman and CEO and designate a non-executive and independent director as Chairman as soon as possible (without violating current employment contracts).

"Investors should be concerned that the current Board of Directors is doing a poor job of protecting shareholder value," said Monks. "They have a CEO and Chairman who is taking extreme positions on issues, causing the company reputational damage and damaging[?] stock value. There's no need for this company to portray itself as so opposed to issues in the general public interest."

Ram Trust Services owns 125,000 shares of ExxonMobil stock. Monks has been involved for nearly 20 years in asserting the rights and obligations of shareholders to assure that "their" companies operate not only profitably but also in the public interest. His most recent investment experience, the LENS Fund, run on behalf of foreign and domestic clients, achieved over a 10 year period a 26.1% return as against the S&P 500 Index of 18.6%, through investing in businesses which had lost value and working as a responsible shareholder to turn them round.

###
<<final exxon resolution.doc>>

==

December 18, 2001 - For Immediate Release For More Information Contact:
Peter Altman, Campaign ExxonMobil (512) 479 -7744 or (512) 626-0373 cell

Campaign ExxonMobil Applauds New Resolution Calling for Governance Change at ExxonMobil

Action reflects growing discontent with ExxonMobil's position on global warming

(AUSTIN) - Campaign ExxonMobil announced its support for a new resolution filed by veteran corporate governance activist Robert A.G. Monks which takes aim at ExxonMobil's top management and board over the company's position on global warming. Campaign ExxonMobil is a US based campaign of religious shareholders and environmental groups working to convince ExxonMobil investors that the company must change its negative position on global warming.

"We are pleased to see an investor with the track record and influence of Robert Monks taking on this company over its handling of this issue," said Peter Altman, National Coordinator of Campiagn ExxonMobil. "I look forward to building support for this resolution over the next several months."

The new resolution argues that the company's board of directors is failing to protect shareholder value from the extreme and isolating position on global warming adopted by Lee Raymond, ExxonMobil's Chief Executive Officer. ExxonMobil officials question and deny the existence of global warming and mankind's responsibility for it, and have misled investors and policymakers about the science underlying the issue. As a consequence, the company's reputation is suffering, with negative attention paid it in papers such as the Wall Street Journal, PR Weekly, and Upstream Oil and Gas. The swelling boycott against the company outside the U.S. is also a concern as sixty percent of the company's revenues come from overseas.

"ExxonMobil is failing to grasp that their continued foot-dragging on global warming is going to destroy shareholder value in the long run," Altman continued. "No matter how hard the company closes its eyes and wishes, global warming isn't going away. The smart course is to admit it is happening and get on with realistic solutions that will prevent the worst from happening."

Campaign ExxonMobil was started in 1997 by members of the religious based Interfaith Center on Corporate Responsibility. The Campagin is urging the company to admit global warming is happening, stop misleading shareholders and policymakers about it, and invest in renewable energy.

Each year, Campaign ExxonMobil works to build support resolutions that could influence the company to move away from its policy of denial on global warming and toward non-polluting energy sources. In addition to the Monks resolutions, the Campaign will promote resolutions that call for:

o a report on the company's plans to develop renewable energy
o linking executive compensation to environmental and social responsibility
o the protection of human rights from ExxonMobil operations
o protecting the Arctic National Wildlife Refuge from drilling

-- 030 --

==

======= final exxon resolution.d

LEVEL 1 - 6 OF 8 STORIES

Bloomberg News

December 18, 2001, Tuesday 7:52 PM Eastern Time

LENGTH: 567 words

HEADLINE: EXXON'S LEE RAYMOND FACES RESOLUTION TO STRIP CHAIRMAN'S TITLE

BYLINE: Stuart Wallace in the London newsroom (44-20 7673-2388), or swallace6£bloomberg.net with reporting by Jim Kennett in Houston/chm/tc

DATELINE: London

BODY:

Exxon Mobil Corp. Chairman and Chief Executive Officer Lee Raymond should be ousted as head of the board because his outspokenness on environmental issues is hurting the company's share price, a pending shareholder resolution said.

Robert Monks, who has lobbied for change at companies such as Sears, Roebuck and Co., wrote the proposal, under which Raymond may stay on as CEO. A non-executive chairman should be named for the largest publicly traded oil company, Monks said.

Raymond, chairman and CEO since 1993, has angered environmentalists by rejecting the Kyoto protocol on reducing so- called greenhouse gas emissions and axing investment in renewable fuels such as solar and wind power. The controversy has damaged Irving, Texas-based Exxon's share price, Monks said.

"Bad publicity destroys shareholder value," Monks said in a statement received by e-mail. "They have a CEO and chairman who is taking extreme positions on issues." Monks is chairman of Ram Trust Services, which owns 125, 000 Exxon shares, worth about $4.7 million, the statement said.

Exxon Mobil officials couldn't be reached for comment.

While Exxon outperforms leading rivals Royal Dutch/Shell Group and BP Plc on most measures of profitability, the companies are almost equal in the ratio of stock price to earnings, Monks said in an interview. That indicates investors are marking down Exxon shares because of its environmental policies, he said.

Last year Exxon achieved a 21.3 percent return on capital, one widely used indicator of corporate health, outpacing the 19.5 percent at Shell Transport & Trading Co., Shell's London-traded arm, and BP's 16.9 percent. The U.S. company has still had the lowest average price-to-earnings ratio of the three over the past year -- 16.28 compared to Shell's 16.65.

Top of League

"From almost every operational point of view, they're top of the league," Monks said in an interview. "A well-regarded Exxon should trade at a premium. They're not top of the league, conspicuously, in the way they handle

environmental issues."

The company has said it gave up alternative fuel research after spending $500 million. It is currently investing in fuel- cell technology that would reduce pollution from oil-powered engines.

Exxon said in July that Raymond, 63, will stay in his posts beyond his planned retirement in 2003 to give the board more time to find a successor.

Monks said he'll file his resolution tomorrow and present it to the company's annual meeting in April.

Exxon shares have slumped 14 percent this year as crude oil prices fell by a fifth. That beats Shell Transport's 17 percent decline, while lagging BP's 4.8 percent drop.

Shareholder Campaigns

Monks's most successful shareholder campaign was at Sears in 1991 and 1992, he said. Resolutions he introduced persuaded the century-old U.S. retailer to divest non-traditional businesses such as the Dean Witter stock brokerage and concentrate on improving its stores, he said.

Last month Monks ran for the board of U.S. telecommunications provider Metromedia International Group Inc. against management's wishes, garnering 47 percent of the vote, he said.

Raymond, who joined Exxon Corp. in 1963, earned $5.2 million last year in salary and bonus and $16 million in 1999, according to Bloomberg data. He sits on the board of JP Morgan Chase & Co.

LANGUAGE: English

LOAD-DATE: December 19, 2001

Wednesday December 19 08:48 AM EST

Shareholder Attack on ExxonMobil's Climate Policy Gets Big Boost

By Jim Lobe, OneWorld US

A campaign against the stance of the world's largest oil company on global warming received a major boost Tuesday when a veteran leader of the corporate accountability movement introduced a shareholder resolution calling for the board of ExxonMobil to rein in its controversial top executive and chairman, Lee Raymond.

Robert A.G. Monks--founder of the leading United States corporate-governance consulting firm, Institutional Shareholder Services, Inc. (ISS)--announced the move, charging that Raymond's "increasingly extreme position" on global warming and other environmental and social issues was harming the company's reputation and share values.

"When various key financial newspapers, industry publications and PR journals note that Lee Raymond's antagonistic positions are making the company a target and jeopardizing its reputation, investors should worry that something is wrong," said Monks, who chairs two major investment management companies of his own.

"I believe responsible investors are looking increasingly at action to get a positive resolution to these types of issues," said Monks, whose companies own 125,000 shares of ExxonMobil stock.

Monks' move--which calls for ExxonMobil's Board to separate the roles of board chairman and chief executive officer--was hailed as a major advance by a coalition of mainly church groups which has scorned the company's position on scientific evidence of emissions from oil, gas or coal burning altering the Earth's climate.

"ExxonMobil is failing to grasp that its continued foot-dragging on global warming is going to destroy shareholder value in the long run," said Peter Altman, national coordinator for the coalition, Campaign ExxonMobil. "The smart course is to admit it is happening and get on with realistic solutions that will prevent the worst from happening."

Of all the major Western oil companies, ExxonMobil has been the most resistant to conceding the scientific evidence linking fossil fuel outputs to the warming of the Earth's atmosphere and the strongest foe of international agreements to tackle the issue, such as the recently concluded Kyoto Protocol (news - web sites) on curbing "greenhouse gas" emissions.

"Current scientific, economic and technical understanding of climate change remains limited," said the company's director and executive vice-president Rene Dahan at a London conference in October.

"While the American public, like my company, is concerned about climate change, they've not been convinced that Kyoto is the answer. Many feel quite strongly that Kyoto is the wrong answer," Dahan said.

K

After U.S. President George W. Bush (news - web sites) announced earlier this year that the United States was withdrawing from the Protocol, ExxonMobil took out congratulatory advertisements in major U.S. newspapers.

These positions on global warming, as well as on other environmental and social issues, have attracted critical media attention in recent years, as well as an international consumer boycott, which is particularly strong in Europe.

A series of articles in the Wall Street Journal and various public-relations publications have stressed the company's isolation on the global warming issue, its backing for lobby groups which strongly oppose the Kyoto Protocol, and the persistence of negative attitudes against it, as measured by public-opinion surveys.

"[Lee Raymond's] unflinching attitude to global warming, to ExxonMobil's businesses in repressive regimes, and his disdain for gay rights sparked a boycott of Exxon's products in Britain, and even calls for a boycott in the U.S.," 'PR Week' noted late last month.

Campaign ExxonMobil--which said it will back Monks' resolution at the next shareholders meeting in May--this year persuaded shareholders representing about US$24 billion in company stock, or nearly ten percent of the company's total shares, to back a resolution calling for increased investment in new and renewable energy sources.

"A number of mainstream investors have supported us in the past, and we expect to get more now," said Altman. "[Monks'] resolution is coming from someone who is not associated with environmental campaigns, but strictly with shareholder value and corporate accountability.
ISS, which Monks headed from 1985 to 1990, currently advises shareholders with more than US$1 trillion in assets on how to vote their proxies.

LEVEL 1 - 4 OF 8 STORIES

THE DAILY TELEGRAPH(LONDON)

December 19, 2001, Wednesday

SECTION: Pg. 28

LENGTH: 189 words

HEADLINE: ExxonMobil chief's role under fire

BYLINE: By Sophie Barker

BODY:
EXXONMOBIL, the world's largest oil company, yesterday came under fire from a rebel shareholder who is calling for chairman and chief executive Lee Raymond to split his dual role.

Bob Monks, a fund manager who personally holds about $5m (pounds 3.6m) of ExxonMobil shares, has tabled a resolution at the oil giant's annual general meeting next April. He is calling for Mr Raymond to split his functions as a way to express his dissatisfaction with the company.

Mr Monks, the deputy chairman of the British-based Hermes Focus fund, says ExxonMobil should pay more attention to public opinion to avoid "reputational damage" and improve its share price.

"I believe ExxonMobil's conduct is costing shareholders money. Energy companies can be good - there is such a thing. They should conduct themselves in a way that is compatible with human welfare. [BP chief executive] Lord Browne said BP was part of the environmental problem. Lee Raymond is very contumacious. You need a chairman to tell him to button it up," Mr Monks said.

A spokesman for ExxonMobil was unavailable for comment.
[PS]City: [ES]

City Diary:

LOAD-DATE: December 19, 2001

LEVEL 1 - 5 OF 8 STORIES

The Times (London)

December 19, 2001, Wednesday

SECTION: Business

LENGTH: 73 words

HEADLINE: Shareholder activism

BYLINE: Patience Wheatcroft

BODY:

SHAREHOLDER ACTIVISM CAN get personal. Robert Monks, the governance campaigner who runs LENS Investment Management and has a joint venture with co campaigners Hermes, has decided that ExxonMobil is not delivering shareholder value and he blames the boss. In a resolution calling on Lee Raymond to split the chairman and chief executive roles, he blames Raymond, not the cuddliest oilman, for causing "reputational harm" to Exxon.

LOAD-DATE: December 19, 2001

EXHIBIT 5

RAGM.COM

Commentary on Exxon and Global Warming

TOPIC

"How long do the owners of EXXON have to wait for their company to moderate its confrontational attitude about global warming. Now that President Bush has recognized a national policy based on the existence of global warming on account of the activities of human beings and businesses, isn't it time for even the largest energy company to provide a responsive answer. It is possible that Exxon is correct, but its contumacious attitude has been notified by a wide variety of the global press - from the ECONOMIST to the New Statesman to the New Yorker to Tom Friedman in the New York Times. Shareholders expect that their corporations will function in a way perceived to be responsive to public concern - they do not have to agree, they do have to appear reasonable. The shareholders deserve more from their company and .. from their directors."

Share your views with Bob on this Topic

RELATED INFO

- Exxon
- Exxon Safety, Health & Environment Progress Report 2001
- CEI Praises President Bush's Commitment to Science on Global Warming
- Campaign ExxonMobil
- 1999 Exxon Resolution on Global Warming
- How the high priests of capitalism run roughshod over fears for planet

EXHIBIT 6

SUNDAY TELEGRAPH(LONDON)

June 24, 2001, Sunday

SECTION: Pg. 04

LENGTH: 933 words

HEADLINE: Shareholders should become eco-warriors

BYLINE: By Robert Monks

BODY:
RIOTERS in Gothenburg expressed frustration over the intransigence of monolithic corporations to acknowledge responsibility for serious global problems. But to whom are the managements of our great enterprises accountable and is the traditionally-recited legal responsibility to government and shareholders meaningful or is it more a misleading myth?

Global warming and the responsibility of energy companies are at the top of the agenda. The major companies have responded in distinctly different ways.

Sir John Brown of British Petroleum has spoken out loud and clear. There is global warming and hydrocarbon-based firms contribute to it. He has committed BP to an absolute reduction of its impact on the environment by 2010.

Royal Dutch Shell, which was subject to boycotts against its policies in the 1990s, has committed substantial resources towards understanding and reducing the adverse impact of its functioning on society.

Exxon not only denies that global warming can be proven, but also goes out of its way to confront those who do.

"Of course, not all oil companies are eager to tackle global warming. Exxon/Mobil, the biggest, is also the world's most powerful climate change sceptic. Lee Raymond, its boss, is ferocious in his criticism of those, including this newspaper [the Economist], that think global warming is real and warrants global action."

President George W Bush recently reversed his position and now acknowledges global warming, which leaves Exxon isolated. Its stance has elicited the beginnings of celebrity protests and customer boycotts in Europe. "The 'Stop Esso Campaign' is asking British drivers to shun Esso stations until the company supports Kyoto. The campaign recently spread to France." (New York Times, June 1).

The issue is not whether Exxon is right and everyone else wrong. It is rather that Exxon management has stigmatised its business as being confrontational and insensitive to public concern. Ultimately, this translates into the value placed on the company by the market.

Exxon's mode of leadership creates the risk that in future it will face obstacles and friction in trying to enhance its cash flows. Today, notwithstanding its acknowledged skill as an operator, Exxon shares on a price/earnings and a price/cash flow basis trade at a discount to both BP and Shell.

Taken to extremes, this is the situation of the tobacco companies doing business in the United States. The market accords low multiples to their enormous cash flows because of the fear that regulation, litigation and adverse public reaction will damage profitability.

Exxon stock is held by hundreds of thousands of individuals, importantly including the members of the major pension schemes in the OECD countries. For Exxon's management needlessly to jeopardise value is not simply of concern to a few rich people, it is also fundamental to the integrity of the pension promise to millions in the Western world. This is a matter of public concern.

Government deals with problems of business badly. It reacts to events that have already occurred and poorly anticipates problems. Neither the much-heralded Rio nor Kyoto treaties have had more than symbolic effect.

The enforcement of anti-trust laws is the classic example of reforming past conduct while the future inexorably unfolds. Further, there is a serious question about the extent to which corporations effectively co-opt government involvement.

Perhaps, some of GE chairman Jack Welch's famous "surprise" at the EU's refusal to approve the Honeywell merger is based on universal success in dealing with government enforcers in the United States.

Put another way, large corporations hire better lawyers (GE slaughtered the US government in its industrial diamond anti-trust case) and the grudging compliance that can be compelled in the event of occasional loss can be worse than no action at all.

Boycotts and riots elicit fast reaction. Sales reductions do not go unnoticed. But like all kinds of "violent" protest, boycotts interrupt the flow of commerce and destroy wealth. Often, the wrong people pay the costs and the results are problematic at best.

Shareowners must come to grips with the reality of wealth destruction if problems are relegated to government or the streets for resolution. At some point owners have to take action to preserve values.

The commitment by Gordon Brown to implement the findings of the recent Myners Report provides some ground for optimism.

Paul Myners had performed a signal service in publishing the best available analysis of the functioning and responsibilities of institutional investors. In the portions of his report dealing with the responsibility on occasion to be active, it succinctly and cogently explains why so little has been taken.

While institutional investors are efficient in the pursuit of long-term profits, Myners points out the conflict of interest and the fallacy of collective action that impede their involvement.

Implementation of Myners will require the economic empowerment either of shareholders or litigants to hold fiduciary owners accountable in situations where activism is necessary to preserve value.

What kind of activism is appropriate with global warming and Exxon today? Should not Exxon's shareholders require their directors either to change leadership or change direction? If an appropriate response is not forthcoming, should they not replace the board?

Robert Monks is a leading shareholder activist. His latest book, "The New Global Investors", is published by Capstone Publishing. Price pounds 19.99.

STOCK PERFORMANCE GRAPHS

Annual total returns to ExxonMobil shareholders were 10% in 2000, 13% in 1999, and 22% in 1998 and have averaged 20% over the past five years. Total returns mean share price increase plus dividends paid, with dividends reinvested. The graphs below show the relative investment performance of ExxonMobil common stock, the S&P 500, and an industry peer group over the last five- and 10-year periods. The peer group consists of five other international integrated oil companies: BP, Chevron, Royal Dutch, Shell Transport and Trading, and Texaco.

FIVE-YEAR CUMULATIVE TOTAL RETURNS
Value of $100 Invested at Year-End 1995


300
200
100
0
Dollars
ExxonMobil
S&P 500
Industry Group
1995
1996
1997
1998
1999
2000
Fiscal Years Ended December 31

	1995	1996	1997	1998	1999	2000
ExxonMobil	100	126	162	198	223	246
S&P 500	100	123	164	211	255	232
Industry Group	100	131	164	164	210	201

TEN-YEAR CUMULATIVE TOTAL RETURNS
Value of $100 Invested at Year-End 1990


600
400
200
0
Dollars
ExxonMobil
S&P 500
Industry Group
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
Fiscal Years Ended December 31

	1990	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000
ExxonMobil	100	123	130	140	141	195	246	316	386	435	479
S&P 500	100	130	140	155	157	215	265	353	454	550	500
Industry Group	100	105	100	133	146	193	254	317	317	406	388

Media Statement - Global Climate Change

IRVING, Texas - July 10, 2001

The UK Stop Esso Campaign Boycott
The people who will be most harmed by a boycott are the thousands of independent business people who own and operate our service stations. Our customers and shareholders recognize we've been an industry leader in bringing many environmental improvements to our business and consumer products. ExxonMobil has a wide variety of initiatives underway that respond to current understanding of the long-term risks of climate change.

Our Views On Climate Change
We care about the environment we live in and excellence in environmental performance is essential to our business. As such, climate change is an important issue to us -- one that we take very seriously. Because we take this issue seriously, ExxonMobil is taking actions now and working with others to create long-term solutions. Our views and actions will be guided by future learnings on fundamental science and technological achievements.

ExxonMobil's Position on Kyoto
Activists promote the idea that opposition to the Kyoto protocol equates to a lack of concern about climate change. This is simply not the case. Like many other companies, we do not believe Kyoto is the right approach. We fear it would impose dramatic economic costs in the developed world, while doing little to achieve its goal of addressing climate change since developing nations, which require most of the world's increased needs for energy to grow their economies, have no comparable commitments. In fact this position is supported by the recent report prepared by US National Academy of Sciences National Research Council panel on climate change. One of the 11 panelists recently wrote, "My own view, consistent with the panel's work, is that the Kyoto Protocol would not result in a substantial reduction in global warming."

The US Position on Kyoto
The President's decision not to ratify the Kyoto Protocol brought US policy in-line with the 95-0 bipartisan 1997 vote in the Senate, which clearly expressed the country's view on guidelines for an acceptable agreement. This concern about the Kyoto protocol is widespread and is opposed by trade unions, farm and consumer groups, as well as many in the business community.

In our view, it is time to move beyond Kyoto and to focus on technology research and development, economically sensible voluntary actions and an international approach that addresses all of the world's people, not just the fraction covered by Kyoto. The President's June 11th statement was an important first step forward in this process.

Climate Change and the Influence of Human Activity -- Model Predictions
The US National Academy of Sciences Report highlighted the problems associated with efforts to project future climate change as a result of human activity. Because there is considerable uncertainty in the current understanding of how the climate varies naturally and reacts to emissions of greenhouse gases and aerosols, current estimates of the magnitude of future warming should be regarded as tentative and subject to future adjustments (either upward or downward).

Climate Science and the Weather
Although there is no consensus about long-term climate trends and what causes them, it is clear that the weather is always changing. For example, 500 years ago, the Northern Hemisphere entered into an ice age and during the 1970's, people were concerned about global cooling. An April 16, 2001 article in The Times, "Ministers 'too' simplistic on climate change", focuses on the fact that meterologists remain highly reluctant to suggest firm links between particular [weather] events and a pattern of climate change. It cites Peter Ewins, chief executive of the UK MET Office, that ministers' remarks about climate change were often so wrong that they made his scientists wince.

Actions We're Taking to Reduce Greenhouse Emissions
ExxonMobil has taken many concrete steps to address the risks of climate change.

These include:

- Conserving energy in our refineries and chemical plants resulting in 37% more efficiency than 25 years ago. This equates to a decrease in carbon emissions of over 200 million metric tons.
- Expanding co-generation facilities at our refineries and chemical plants -- making electricity and steam twice as efficiently as separate conventional power generation units.
- Researching new energy systems with much lower carbon emissions and increase fuel efficiency.
- Collaborating with Toyota and General Motors on fuel cell technology.
- Combating deforestation and significantly fund tree planting programs.

In addition, among private companies, we are the world's leader in natural gas sales and reserve assets. Expanding the use of natural gas is an attractive way to meet the world's growing demand for energy while emitting less carbon than other fossil fuels.

ExxonMobil, Alternative Energy and Fuel Cell Technology
All forms of energy have a role to play in meeting the world's current and growing energy needs. Although ExxonMobil believes that renewables have a part to play in the longer term, we have invested substantially in the development of fuel cell technology, because in the short term we see this technology as having the greatest potential to reduce emissions from transportation. We are on the cutting edge of researching this technology in our current work with some of the major auto companies. Our work with General Motors and Toyota focuses on developing fuel processor technology, using high quality gasoline to create hydrogen that powers a fuel cell. Additional, collaborative efforts with Toyota explore a range of options, including hybrid vehicles that combine conventional and battery-powered systems for greater fuel efficiency. These efforts could lead to substantial greenhouse gas reductions on a global scale.

National Academy of Sciences
The American Academies' National Research Council Committee on Climate Change -- comprising of 11 of the top US climate scientists, one of whom is a Nobel Prize winner -- emphasized in a recent report prepared for President Bush that "much more systematic research is needed to reduce current uncertainties in climate change science". The report notes that greenhouse gases are accumulating in the earth's atmosphere and that temperatures are rising but it is still not known how much of the temperature change is the result of human activity. This reflects the position ExxonMobil has stated for many years.

ExxonMobil and Science
As a company that employs more than 1500 PhD's and depends on scientific and technological excellence for its success, we take science very seriously. Therefore, we do not take our position on climate change lightly. We have taken it only after a thorough analysis of and engagement in the science and active participation in the IPCC process.

ExxonMobil has been involved in climate change research for more than 20 years. We are a leader in the private sector when it comes to environmental research, funding climate research programs at top institutions, such as the Massachusetts Institute of Technology, Carnegie-Mellon University, Bermuda Biological Station Research, Stanford Energy Modeling Forum, and the International Energy Agency Greenhouse Gas Research and Development Program.

ExxonMobil News Media Desk: 972 444 1107

EXHIBIT 9

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

T. Peter Townsend
Vice President, Investor Relations

ExxonMobil

September 12, 2001

Mr. Jason Fletcher
American Equities Manager
Mr. David Russell
Environmental Responsibility Advisor
Universities Superannuation Scheme Limited
London Investment Office, 11th Floor
1 Angel Court
London EC2R 7EQ
UNITED KINGDOM

Dear Mr. Fletcher & Mr. Russell:

In response to your letter dated August 13, 2001, I would like to expand on the views I shared at our meeting in London and our telephone discussion on September 6th. We continue to welcome and maintain an active dialogue with individual parties about this important topic. Let me begin by restating ExxonMobil's approach to global climate change.

For more than two decades, Exxon Mobil Corporation has carefully studied and worked to increase understanding of global climate change. The company is committed to a course of action on this issue consistent with sound science, solid economics and high ethical standards.

As a science and technology based company, we apply the same rigor on global climate change as we do in running a 3-D seismic survey off West Africa, designing a world-scale petrochemical complex in China or developing cleaner high-performance fuels and other products for world markets. For us, success depends on scientific and technological excellence. Consequently, we take science very seriously. Consistent with this, our objective is to ensure ExxonMobil continues to play a leadership role in this area, as in others, by better understanding the global climate change challenge and the most appropriate responses.

Our position on climate change has been developed through thorough analysis of and engagement in the science and active participation in a number of forums, including the United Nations Intergovernmental Panel on Climate Change (IPCC) process. ExxonMobil is a leader in the private sector in environmental research, funding climate research programs at top institutions, such as the Massachusetts Institute of Technology, Carnegie-Mellon University, Bermuda Biological Station Research, Stanford Energy Modeling Forum, and the International Energy Agency Greenhouse Gas Research and Development Program. The results of this research, made available to the public, benefit the entire scientific community as well as others involved in this issue.

It is important to understand that man-made greenhouse gas emissions arise from essential energy use in everyday activities of people, businesses and governments around the world. Consequently, efforts to control emissions not only have important economic but social consequences. To deal effectively with climate issues and the impact of any corrective action, we believe policymakers need more information. The highly complex science of climate modeling does not yet allow us to predict the extent and/or consequences of potential climate change caused by human activities with sufficient understanding to provide clear guidance to government policy makers. However, ExxonMobil is participating fully in the search for answers to these complex questions.

The need for a better understanding and additional research in climate change was affirmed in the American Academies' National Research Council Committee on Climate Change (comprising 11 of the top U.S. climate scientists, one of who, is a Nobel Prize winner) recent report prepared for President Bush. We believe the NAS report is a useful contribution to the body of work on this complex issue. We recommend reading the full report. It emphasizes the uncertainty associated with our current understanding of global climate change - using, by my account, "uncertainty" over 40 times in 24 pages. Some relevant examples include:

- "Because there is considerable uncertainty in current understanding of how the climate system varies naturally and reacts to emissions of greenhouse gases and aerosols, current estimates of the magnitude of future warming should be regarded as tentative and subject to further adjustments (either upward or downward).",

- "Making progress in reducing the large uncertainties in projections of future climate will require addressing a number of fundamental scientific questions relating to the buildup of greenhouse gases in the atmosphere and the behavior of the climate system.", and

- "Climate projections will always be far from perfect. Confidence limits and probabilistic information, with their basis, should always be considered as an integral part of the information that climate scientist provide to policy and decision makers. Without them, the IPCC SPM [Summary for Policymakers] could give an impression that the science of global warming is "settled", even though many uncertainties still remain."

In spite of uncertainty, we are taking economic and cost-effective actions now to address the risk of climate change in our own business operations. As examples; we are:

- Conserving energy in our refineries and chemical plants resulting in 37% more efficiency than 25 years ago. This equates to a decrease in carbon emissions of over 200 million metric tons.

- Expanding co-generation facilities at our refineries and chemical plants -- making electricity and steam more efficiently then separate conventional generation units. We recently installed the UK's largest combined heat and power plant at Fawley in Hampshire, which will reduce carbon emissions by the equivalent of those produced by a quarter of a million vehicles. We have installed 26 other such facilities and have another $100 million worth under construction.

- Investing substantially in fuel cell technology with a goal of reducing vehicle emissions and increasing fuel efficiency. We are on the cutting edge of researching this technology in our current work with some of the major auto companies. Some of our work focuses on developing fuel processor technology, using gasoline to create hydrogen that powers a fuel cell. Other collaborative efforts explore a range of options, including hybrid vehicles that combine conventional and battery-powered systems for greater fuel efficiency.

- Combating deforestation and funding tree planting programs. In the UK, for example, we provide one million pounds sterling per year to the Trees of Time and Place campaign. As a result over 13 million trees have been planted.

ExxonMobil has also developed numerous technologies to improve product quality and produce cleaner fuels. For example, in the UK, we have a track record of cleaner fuel 'firsts' -- the first company to introduce unleaded petrol, lead replacement petrol and ultra-low sulphur diesel to its service stations. We now offer a compressed natural gas (CNG) fuelling service to HGV operators, with associated noise and air quality benefits.

In addition, everyone agrees that expanded use of natural gas is an attractive way to meet the world's growing need for energy, while emitting less carbon dioxide than other fuels. We are the largest private company producer and seller of natural gas in the world, and we are advancing innovative technologies such as gas-to-liquids that would further expand natural gas use.

Contrary to what many activists claim, opposition to the Kyoto Protocol does not equate to a lack of concern about climate change. We support an international framework to address climate change risks. However, we believe the Kyoto Protocol was the wrong approach. An editorial in the April 7th 2001 edition of the Economist supported this view when it wrote: "[America's] rejection of the Kyoto targets in their present form is not merely excusable, it is right."

The dramatic reductions in energy use required by Kyoto's mandates would have severely damaged national economies. At the same time, excluding many of the world's major emitters of carbon dioxide from the Kyoto treaty raised real doubts about whether it would have a meaningful impact on global emissions. In fact, Richard Lindzen, one of the National Research 11 panelists recently wrote, "My own view, consistent with the panel's work, is that the Kyoto Protocol would not result in a substantial reduction in global warming". This concern is widespread from trade unions and many in the business community (for example, the Chamber of Commerce of the United States of America, the U.S. Council for International Business, and the National Association of Manufactures have all support President Bush's stance) to farm and consumer groups. The protocol would have also established a worrisome and large international bureaucracy for controlled oversight.

Finally, I would like to address the concern raised over ExxonMobil's influence on U.S. policy. President Bush's decision to ratify the Kyoto Protocol brought U.S. policy in-line with the 95-0 bipartisan 1997 vote in the Senate, which clearly expressed the country's view on guidelines for an acceptable agreement. The bipartisan consensus within the U.S. Senate contradicts any notion that the limited financial contribution of any single company could influence U.S. public policy on so important an issue as global warming.

It is important to emphasize that while there is uncertainty and the science is not settled, we believe there are certain actions which should be taken now. The challenge is deciding what are appropriate actions given our current level of understanding. The Corporation is actively supporting:

- additional research in understanding climate change,
- voluntary economically and scientifically justified actions to deal with all greenhouse gases, and
- development of new technologies that could provide benefits in this area.

I am attaching some background information, including recent press articles and ExxonMobil op-eds on climate change, co-generation and renewables, which expand on some of the points I address in this letter. I trust you will find them useful.

Thank you for sharing with us your commissioned discussion paper: Climate Change -- A Risk Management Challenge for Institutional Investors. I will be sharing it with my colleagues.

Sincerely,

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

T. Peter Townsend
Secretary

ExxonMobil

August 31, 2001

Reverend Michael H. Crosby
Corporate Responsibility Office
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

Sister Patricia A. Daly
Corporate Responsibility Representative
Sisters of St. Dominic of Caldwell, New Jersey
52 Old Swartswood Station Road
Newton, NJ 07860

Reverend William Somplatsky-Jarman
Presbyterian Church (USA)
100 Witherspoon Street
Louisville, KY 40202-1396

Dear Father Crosby, Sister Patricia, Rev. Somplatsky-Jarman:

This refers to your June 9, 2001 letter addressed to several Exxon Mobil Corporation Directors. We have sent a copy of your letter to all other ExxonMobil directors. The Directors have asked me to respond.

Both from your proxy proposals and comments at our Annual Meetings, the Directors are aware of your position on global climate change as well as your unwillingness during the past approximately three years to meet, without preconditions, with the Corporation's representatives to discuss these global climate issues. The Directors noted that the Corporation's representatives continue an active program of meetings with other interested parties both in this country and abroad to exchange information and views on this important matter.

It appears your conclusions regarding the National Academy of Sciences (NAS) report to President Bush are based on one newspaper's, The New York Times', interpretation of the report's contents. Other newspaper reports provide a different perspective on the NAS report. For example, see Robert J. Samuelson's column entitled "The Kyoto Delusion" in the Washington Post (June 12, 2001). Dr. Richard S. Lindzen's OpEd in the June 11, 2001 Wall Street Journal also provides quite a different perspective on the NAS climate change report than the New York Times and is particularly noteworthy given his background and role. Richard S. Lindzen is one of the eleven authors of the NAS report and the Alfred P. Sloane Professor of Meteorology in the Department of Earth, Atmospheric and Planetary Sciences at MIT.

Hopefully by now you have taken the time to read the entire actual NAS report rather than just relying on a newspaper account. The 24 page report makes an important contribution to policy debate on climate change. It summarizes the issues and the state of our knowledge and the degree of uncertainty about this complex subject and the need for additional research to improve our understanding. In the past you have expressed objections to "your continued stress on the word uncertainty" in discussing climate change (Crosby Feb. 9 and 29, 2001). When you read the full NAS report, you will see the authors very frequently use this word to describe the state of global climate change science--by my account over 40 times in 24 pages.

For example:

> "Because there is considerable uncertainty in current understanding of how the climate system varies naturally and reacts to emissions of greenhouse gases and aerosols, current estimates of the magnitude of future warming should be regarded as tentative and subject to further adjustments (either upward or downward)." (see page 1 of the summary)

> "Making progress in reducing the large uncertainties in projections of future climate will require addressing a number of fundamental scientific questions relating to the buildup of greenhouses gases in the atmosphere and the behavior of the climate system." (see page 2 of the summary)

The NAS report reinforces the problems we have had and continue to have with your "three concerns that guide us" (Crosby Feb. 9, 2001) that you stipulated as a basis for dialogue with ExxonMobil. The "three concerns" don't deal with the fundamental questions about the state of our knowledge about global climate change science, the degree of confidence in our understanding and in light of our knowledge what are the appropriate actions we should be taking given their likely consequences. Your "three concerns" seem to suggest a view that the science of climate change is settled and the only question is what actions should be pursued. However, we believe the NAS report confirms that the science of climate change is far from settled. For example:

> "Climate projections will always be far from perfect. Confidence limits and probabilistic information, with their basis, should always be considered as an integral part of the information that climate scientists provide to policy and decision makers. Without them, the IPCC SPM [Summary for Policymakers] could give an impression that the science of global warming is "settled," even through many uncertainties still remain."

Dr. Lindzen in his OpEd, referred to above, stresses this point even more emphatically:

> "Our primary conclusion was that despite some knowledge and agreement, the science is by no means settled. We are quite confident (1) that global mean temperature is about 0.5 degrees Celsius higher than it was a century ago; (2) that atmospheric levels of carbon dioxide have risen over the past two centuries; and (3) that carbon dioxide is a greenhouse gas whose increase is likely to warm the earth (one of many, the most important being water vapor and clouds). ...What

> we do is know that a doubling of carbon dioxide by itself would produce only a modest temperature increase of one degree Celsius. Larger projected increases depend on "amplification" of the carbon dioxide by more important, but poorly modeled, greenhouse gases, clouds and water vapor. ...Science, in the public arena, is commonly used as a source of authority with which to bludgeon political opponents and propagandize uninformed citizens. This is what has been done with both the reports of the IPCC and the NAS. It is a reprehensible practice that corrodes our ability to make rational decisions. A fairer view of the science will show that there is still a vast amount of uncertainty..."

As indicated earlier, we believe the NAS report is an important contribution to the policy discussion of climate change and a guide to appropriate actions. We support the report's call for additional scientific research in this area to improve the ability of the U.S. and others to make informed decisions about appropriate action steps. In this connection and consistent with our policy of engaging in constructive dialogues with those concerned with this issue we have written the Chair of the group of eleven scientists who authored the NAS report providing our recommendations for future action steps. I am enclosing a copy of our letter to Dr. Ralph Cicerone.

Another document that our Directors found interesting was the statement of the U.S. Catholic Bishops entitled Global Climate Change: A Plea for Dialogue, Prudence and the Common Good.

It is important to emphasize that while there is uncertainty and the science is not settled, this should not be interpreted as our recommending that no actions should be taken at this time. Rather the challenge is deciding what are appropriate actions now given our current level of understanding. The Corporation believes there are many actions that are appropriate now and continues to be actively involved in global climate change by supporting:

- additional research in understanding climate change.
- voluntary economically and scientifically justified actions to deal with all greenhouse gases.
- development of new technologies that could provide benefits in this area.

Lastly, our Directors are kept advised of the Corporation's activities and plans as well as new developments in the climate change area.

Sincerely yours,

Peter Townsend

c: Directors

Attachment -- June 20, 2001 letter to Dr. Ralph J. Cicerone

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Brian P. Flannery
Science Strategy and Programs Manager
Safety, Health and Environment

ExxonMobil

June 20, 2001

Ralph J. Cicerone
Chancellor and Daniel G. Aldrich Professor
Department of Earth System Science
University of California
Irvine, CA 92697

Dear Ralph:

I'm writing on behalf of ExxonMobil to commend you and your panel for the report *Climate Change Science: an analysis of key questions.* The report summarizes the complexity of the issue as well as what we know and where we are uncertain. It is a valuable contribution to the policy debate on climate change. We hope interested people will read the full report, not just the various media accounts.

In an issue that has become so deeply politicized, we hope that this report can begin a process to create a more balanced long-term flow of information from the scientific community to policymakers. Perhaps it can also serve as a means to improve the Intergovernmental Panel on Climate Change (IPCC) process and U.S. participation as we move forward. I participate extensively in IPCC, but I believe that its procedures can be improved to provide more complete, objective, nationally relevant, less politicized information, especially to policymakers.

Your report also makes an important call for enhanced scientific research and research capacity to guide the United States in this important area. In that regard let me share with you recommendations that we believe could improve the ability of the U.S. scientific community to advise public policy decisions. The advice covers the need for:

- Focussed research that addresses key areas of scientific uncertainty,
- A U.S. assessment process that can augment and contribute to the IPCC, and
- Increased US capacity in climate modelling and monitoring.

Perhaps this advice can serve as input to a dialogue involving key segments of the scientific, business and policy community regarding the need for an enhanced scientific capacity in the U.S. to address this significant issue. Should the National Research Council wish to pursue this topic, we would be happy to participate and to offer assistance in identifying expert resources in the business community.

Sincerely,

Brian

Dr. Brian P. Flannery

RECEIVED
T. PETER TOWNSEND
JUN 20 2001

Attachment: Recommendations to Improve U.S. Global Climate Change Research and Assessment Capabilities

cc: Bruce Alberts, National Academy of Sciences
John M. Bridgeland, White House
Gary Edson, White House
Members of the NRC Panel

bcc: K. P. Cohen
R. Dahan
G. F. Ehlig
H. J. Longwell
A. G. Randol
L. R. Raymond
E. A. Renna
F. B. Sprow
T. P. Townsend

Recommendations to Improve U.S. Global Climate Change Research and Assessment Capabilities (June 15, 2001)

A programmatic approach to assess and reduce uncertainty in climate prediction

Gaps and uncertainty in observations and scientific understanding of critical climate processes limit current ability to predict the rate and consequences of future climate change. For climate change policy consideration the most critical scientific issues concern:

- The extent of natural variability as a contributor to current and past climate changes.

- Detection of climate change from human influences: with what confidence can science confirm that climate changes have occurred that can be attributed to human influence, and that allow us to gain confidence in predictions of human influences on future change.

- Ability to predict future consequences of climate change: with what confidence can science predict: 1) future emissions and concentrations of greenhouse gases and aerosols, 2) associated changes in climate, and 3) the impacts of climate change on humans and natural ecosystems.

The natural science of climate change is limited today by:

- Lack of knowledge of key climate processes that must be incorporated in climate models both to predict future climate change and its impacts, and to explain past natural variability.

- Limited availability of data required to calibrate and validate climate processes and models and to provide a basis for tests of the ability of models to match natural climate variability and to distinguish what influence humans may be having on climate today.

- Limited computer capacity to represent climate processes at the necessary level of complexity and spatial and temporal resolution.

Forecasts of climate change and its impacts depend also on improvements in other areas of social and natural science that are required to predict future emissions of greenhouse gasses (especially technological forecasts of future energy supply and end use), and the implications of climate change on society and ecosystems. Many of these research areas involve integrated application of knowledge from natural scientists, economists, technologists, and other social scientists.

To promote better public policy it is important to understand the complexity and linkages among these scientific issues, and to develop

- Focussed research programs with tangible deliverables that address specific significant, known scientific uncertainties,
- Improved scientific assessments,
- Enhanced technical and management capacity for an improved national infrastructure to observe, analyze, understand, and predict future climate change and its impacts.

Such an integrated program would more accurately portray current scientific understanding including uncertainty, how available information aids and limits policy choices today, and put in place quantifiable programs and capacity building to improve understanding.

<u>Focussed Research Programs on Known Areas of Significant Uncertainty</u>
The central idea is to focus a defined part of taxpayer funded research on programs to improve the basis for prediction of climate change through creation of dedicated, stewarded programs that improve understanding of known, key areas of uncertainty.

Each specific program should include elements that:
- Identify and quantify those areas of science that pose major limitations to climate predictions today
- Explain why these areas are important for public policy
- Propose dedicated, stewarded research initiatives in critical areas aimed to progress scientific understanding, including quantifiable measures of progress
- Propose a process for periodic scientific feedback and assessment to measure progress in scientific understanding, and evolve research support

Management of both the specific targeted programs and the entire package should involve periodic review by scientific experts to assess progress and redefine programs and priorities. For instance this could mean sunsetting of programs where issues have been satisfactorily resolved or where no progress has occurred, as well as establishment of new initiatives.

An essential element of the proposal is the need to define *<u>quantifiable measures of progress</u>*. For example, for natural temperature variability this might involve a quantification of the amounts of variability over a range of scales in time and space. For factors that affect radiative forcing it might be measured in watts per square meter.

Much work has already been done to identify key areas of uncertainty and research opportunities (*Global Environmental Change: Research Pathways for*

the next Decade, NRC 1999). However, those discussions have not sought to place the uncertainty in the context of why it is important to public policy and how it might limit current ability to detect climate change, to attribute climate change to human activity, or how it might limit the ability to predict future climate change and its impacts.

I attach a list of natural science areas that are both important sources of uncertainty in climate change forecasts and where research advances could be made. Advances in some areas (e.g. regional climate change forecasts) depend on advances in other areas (e.g. ocean/climate interactions). This is especially true for model/data intercomparisons, which will depend on characterization of climate change forecasts.

Each of these, and perhaps others, should become the focal point for a specific, agency-managed program with deliverables and scientific review and feedback to guide the project at periodic intervals.

If the U.S. establishes a climate research agenda focussed in part on understanding and resolving well-known, significant scientific uncertainties that currently limit understanding, the results of such programs would provide powerful, objective information for future IPCC assessments. Anyone who has been involved with the Intergovernmental Panel on Climate Change (IPCC), recognizes its limitations and politicization. This occurs at many levels and involves the fundamental framing of issues, tensions between various national and regional views, tensions between different disciplines, and on and on. Many scientists are no longer willing even to become involved with IPCC. While no assessment in an area this complex can be without political differences, a key matter of some urgency for the United States is why should we as a nation rely solely on the IPCC as a source of information to frame U.S. policy.

Improved National and International Assessments of Climate Change

The U.S. should establish its own assessment process: one that more clearly defines terms of reference relevant to U.S. issues and needs. Such a U.S. process might share and contribute to the IPCC, but other aspects, for example concerning assessments of impacts and options to address climate change could be far better focussed in a U.S. process.

In addition the U.S. should seek to improve the IPCC process. The most significant issues concern preparation and approval of the Summaries for Policymakers that result from government negotiations. However, there are also opportunities to improve development of the terms of reference and procedures for selection of authors of chapters in the underlying reports and the development of their summaries. A major frustration to many is the all-too-apparent bias of IPCC to downplay the significance of scientific uncertainty and gaps, and the role that future research might or might not play in resolving them. These could be prescribed as important areas to assess.

If the U.S. established its own assessment process it would contribute important information that could help shape improvements in future IPCC assessments.

Improved National Research Capacity

This has been the subject of numerous studies by the National Research Council that point out serious limitations in our nation's observational and computational capacity (see *The Science of Regional and Global Climate Change Putting Knowledge to Work,* NRC 2000). In turn these deficiencies limit our ability to resolve significant uncertainties. It is not just hardware that causes these limits. Our outstanding academic research community rightly thrives and plays its most important role in curiosity driven, fundamental and applied research. Many of the most critical gaps that have been identified require institutions and personnel with the capability to undertake long-term, routine and operational programs. These are not the forte of universities. They require dedicated staff and resources.

In closing these three proposals are not intended to be the basis for the entire portfolio of research to address this topic of enormous national importance. Resources must also be available to fund curiosity and technology driven fundamental research that may generate unanticipated breakthroughs and new leads that could be decisive to our understanding of climate change.

However, in an area of such importance, where well known scientific gaps and uncertainty limit knowledge and prevent prediction, the three elements of this proposal could improve long-term national capacity to address climate change:

Focussed research programs on known areas of uncertainty: develop specific, targeted programs with measurable deliverables and scientific oversight.

National and International Assessments: Create a U.S. assessment process that serves the needs of our nation and that can allow us to make an enhanced contribution to an improved international process.

Infrastructure: enhance national computational and observational capabilities in this area, and establish an improved management framework for more routine and operational activities.

Areas for Potential Improvements in the Science of Climate Change

The following is a list of science areas that are primary sources of uncertainty in climate change forecasts. Each area is followed by a list of researchers who would be useful in future research planning.

Climate Model/Data Intercomparisons (Detection of Climate Change): What have we learned, and what do we expect to learn about global climate change from climate change data? This is a general question is often improperly encapsulated in the question: have we detected greenhouse warming from human activities? Of course the more important question is: have we detected human induced climate change that leads us to believe that future climate change will have serious negative impacts? These questions require climate data, predictions of how climate should behave (both the climate change signal and variability including characterization of uncertainty), and methods to compare predictions to data, including their uncertainty. To date, in the idealized studies of climate change detection, uncertainties in climate data and predictions have not been fully included. There is a near-term potential to advance this area by better representation of data and predictions, and by inclusion of types of data.

Natural climate variability: The ability to detect a human influence on climate depends critically on the ability to isolate any *signal* of human induced change from the *noise* of natural variability. This requires improved quantitative understanding of the temporal and spatial distribution of natural variability, especially over time scales from decades to centuries, and the factors and processes that contribute to natural variability. As well, it requires scientifically justified statistical methods to describe natural variability and to distinguish human influences objectively.

Regional Climate Change: While there has been continued debate on the characterization of uncertainty of equilibrium climate sensitivity, there has been limited discussion of uncertainty in the regional patterns of climate change. Current information is primarily from GCM intercomparisons. Better understanding of the potential causes of different patterns of warming is needed in order to represent our expectation of climate change for use in detection studies, and for assessment of potential impacts of climate change. In the near-term, uncertainty in regional patterns could be characterized.

Chaos and Limits to Predictability: Many aspects of climate and weather are known to behave in chaotic fashion. The future state of the system depends so strongly on specific initial conditions that detailed deterministic predictions are not possible. Rather, outcomes can only be described in terms of distributions of probable states. This has important implications for prediction of regional climate change and its impacts, as well as for quantitative detection of climate change in

the presence of natural variability in climate and in the predictions of climate models.

Cloud Feedbacks: Observations demonstrate that models of current climate do not adequately describe the role of clouds in today's climate. Improving the ability of climate models to describe clouds today is a major challenge. An even greater challenge is to predict how clouds may differ if climate changes. Cloud feedback is considered to be the largest contributor to uncertainty of climate sensitivity. This uncertainty has been represented using different parameterizations in climate models where plausible ranges of cloud treatment lead to factors of three differences in estimates of climate sensitivity. There are ongoing campaigns to measure clouds by satellite and aircraft. Implications of these measurements remain unclear. Key issues to be resolved: what is the current distribution of clouds? How well do climate models represent today's cloudiness? What factors might alter the effects of clouds in changed climate? How does this knowledge limit predictive capabilities? This program must be closely linked to the next one on aerosols.

Aerosol Effects: Aerosol effects play an important role in comparison of climate data and models. Through their direct effect aerosols both scatter and absorb sunlight, and through their indirect effect they may alter radiative properties of clouds. Aerosols are thought to be the largest uncertainty in climate forcing. To date, uncertainties in the regional and historical patterns of aerosol forcing have not been considered in climate change detection studies. Indirect aerosol effects should have a different regional pattern than direct effects, since cloud prevalence has a different pattern. There is potential for narrowing uncertainty of direct effects of aerosols by direct measurement campaigns. In the near term, the potential for narrowing uncertainties in indirect effects is limited. Key issues concern the actual distribution, composition and radiative effects of aerosols in today's atmosphere; regional and time dependent distribution of aerosol sources in the past; improved models to represent the radiative and chemical effects of aerosols on the atmosphere; and improved assessment of the importance of aerosol effects on studies of detection of a human influence on climate.

Global Carbon Cycle: There is uncertainty in projections of future sinks of CO_2 by the oceans and biosphere. Clues to the mechanisms that drive these sinks come from estimates of the current locations of sinks. Measurements of the atmospheric field of CO_2, isotopes and oxygen remain a good prospect for estimating the location of sinks. Improved modeling, mathematical inversion approaches designed for this problem, and further measurements are needed.

Ocean/Climate Interactions: Shifts in ocean circulation are one mechanism that influences the regional pattern of climate change, and uptake of heat by oceans plays a dominant role in establishing the rate of climate change with time. Ocean circulation may well be a complex system in which changes might not be predicted from past behavior. Global ocean circulation models currently differ

widely in their behavior. If ocean behavior is chaotic, this may be a severe limit to the verification of models.

Water Vapor Effects: The response of water vapor to climate change is an important climate feedback that in current models provides most of the amplification of the direct radiative effect of increases in trace atmospheric greenhouse gasses. There is potential for improved understanding of water vapor response by comparison of climate models and observations of water vapor. The relative distribution of water vapor in the atmosphere depends directly on a number of fundamental factors in climate such as convection that are not reliably understood from first principals.

Hydrologic Cycle/Soil Moisture: Predictions of precipitation have been characterized as unreliable. Without some characterization of changes in precipitation, hydrology and soil moisture, projections of impacts on plants and water supply will be simply thought experiments. Differing hydrological models have also been shown to have strong effects of regional climate change. Impacts on forests are closely linked to effects on global carbon cycle. Accumulated data can be used to characterize variability and trends. Limited progress should be expected in this area, and this will limit progress on carbon cycle and impact assessment.

Sea-Ice Feedbacks: Sea ice can be an important climate feedback. The presence of sea ice creates a strong albedo reflecting sunlight and also acts as an insulator preventing exchange of heat between the ocean and atmosphere. The sensitivity of sea ice formation will likely be different in a warmer climate than in colder ones, such as during ice ages. The extent and distribution of sea ice is also strongly influenced by ocean currents. The forcing pattern of sea ice is highly non-uniform and may be an important contributor to uncertainty in regional climate forecasts.

Ice Sheet Stability: Instability of the primary ice sheets of Antarctica and Greenland is a potential risk of climate change. Factors in stability include changes in snowfall, the mechanics of the ice sheet, and the topography of the underlying land. Paleodata has given us some information about past changes in ice sheets, but we do currently know the strength of potential future interactions with the ice sheets.

Land Cover Effects: Changes in land cover lead to changes in local climate through changes in albedo and evapotranspiration. Land cover change does have an effect on climate records (e.g., the heat island effect), as well as regional climate. Interactions between land cover, climate and CO_2 have been projected to effect regional patterns of climate change. In this way land cover can affect climate model/data comparisons and regional impacts of climate change.

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ABOUT RAGM.COM

by Robert AG Monks



New! RAGM.COM video summary

Video Archives

Welcome to my virtual home on the web!

I have divided the site up into a few key sections, as outlined below, in the hope of making my work and ideas, as well as the reactions and contributions of others, more readily accessible and usable to visitors. Nearly everything that I have said or written about corporate governance over the past 20 years can be found here in one form or another.

From my **home page** you should be able to directly **search** all my archives; for many visitors this will be the single most helpful feature on the site. I use it myself quite often -- sometimes to relocate a thought or reference from that past that might find new life in the context of today.

You may also view the various **'hot topics'** -- many with accompanying '**video-bites**' -- that I have covered over the past few months. Each of these videos examines a topic which I feel to be of special current importance and feel is worthy of further contemplation and consideration. Most of my videos will be supported by links to other pages on my site that provide additional information regarding the content of the video. I hope you will find these items of particular value. These will be changed from time to time, of course, as circumstances warrant, so please check back often! If you would like to receive **regular news via email** about updates to the site, please **contact me** directly.

Your thoughts and feedback about both the site and its contents are extremely important to me, please let me know what you think!

Bob Monks

KEY SECTIONS

LIBRARY

- PAST TOPICS - An archive of past topics.
- BOOKS - Find out more about the books I've written on corporate governance and investment. I am especially pleased to offer here the full text of Power and Accountability online.
- SPEECHES - Over the past several years I have spoken all over the world on the critical importance of good corporate governance. On this page I've listed most of these past speeches, and in most cases included a link to the full text. In a few cases I've also posted the PowerPoint slide shows which I used along with that speech.
- STUDY CENTER - An archive of past study center topics.

IN THE NEWS - Articles I've written, or that have been written about or quote me, on corporate governance. If you know of one that's missing from this list, please let me know about it!

- LINKS - A short list of a few other sites I've had a hand in shaping, plus a few others I regard as essential resources to students of the field.

BIOGRAPHY

- BIOGRAPHY - A brief personal and professional history, especially for those who wonder how I came to this field in the first place.

BRIGHTLINE

- BRIGHTLINE - A special feature of my site, featuring a Java applet that uses agent-based modeling theory to test and illustrate my ideas about the externalization of costs by corporations. This concept of externalization is a key aspect of corporate accountability, of critical importance to concerned and committed shareholders. A vastly more sophisticated and expanded version of Brightline, which will permit statistical analysis of multiple simulation runs and near-real world inputs, is currently under development for commercial release sometime in early 2001.

SCHEDULE

- SCHEDULE - A personal calendar of upcoming speaking engagements and conference panels I'll be attending. I'd love to see you there!'

SITE MAP

- SITE MAP - This page -- which is a brief directory and guide to the overall structure of this site.

YOUR THOUGHTS

- VISITOR COMMENTS - Read selected comments from site visitors - or post your own. I especially welcome differences of opinion!
- CONTACT BOB - A form you can fill out to contact me directly.

WHO'S WHO AT RAGM.COM

- **Publisher** - Robert A.G. Monks
- **Co-Publisher** - Ric Marshall
- **Content Editor** - Barbara Sleasman
- **Site Architecture and Scripting** - Eric Van Buren
- **Brightline Programming** - Keith Marshall
- **Brightline Analysis & Feedback** - Jennifer Pepin

Robert A.G. Monks
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1200 G Street NW
Washington, DC 20005
202 434-8723 | 202 783-3316

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HOME | Library | Books


New Global
Investors

The New Global Investors - Capstone Publishing Limited

AVAILABLE NOW!

Released May 2001, *The New Global Investors* explains that pension funds have a fiduciary responsibility to provide retirement security for plan participants, and plan trustees are legally responsible to invest in their beneficiaries' best interest. Plan sponsors therefore have a duty to demand that managements of the companies in their portfolios are not only working effectively to maximize profits today, but also acting in a socially and environmentally responsible manner to ensure sustainable value for the future.

Topics > The New Global Investors

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CORPORATE
GOVERNANCE

Corporate Governance - 2nd Edition, Blackwell Publishing
co-authored by Robert A.G. Monks and Nell Minow

AVAILABLE NOW!

The perennial textbook on corporate governance, this new second edition includes a complete reworking of the international chapter, including excerpts from OECD, Hemphill, Mckenzie, and World Bank reports plus comparisons of international corporate governance best practices, Excerpts from NACD reports on board professionalism and CEO succession, New in-depth case studies on Stone and Webster and waste management, Impact of the internet on shareholder communications and disclosure, New cases - Daimler-Benz; Dow-Jones; Saatchi & Saatchi; Furr's/Luby's; Mirror; Brazil; Political contributions (US/UK), and Updated cases - Inc General Motors; Sears.

Topics > Corporate Governance 2nd Edition

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A Traitor To His Class - Published in December 1998, this is Hilary Rosenberg's (*Institutional Investor* magazine) biography of Bob. It portrays his business crusade as an active and eminent social figure and reveals the urgency of his mission to make corporate America responsible to both its shareholders and to society at large. George Soros wrote, "*A Traitor To His Class* is a compelling biography of a master negotiator and effective agent of change. Readers will be fascinated by Robert Monks and his unique journey."

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EMPEROR'S
NIGHTINGALE

The Emperor's Nightingale - Published in January 1998 by Capstone in the U.K, and by Addison-Wesley in the U.S. Included here are links to both publishers, the Forward, written by Dean LeBaron, and brief executive summaries of each chapter. *The Emperor's Nightingale* takes a much broader view of the relationship between the owners, managers and directors of the corporation and draws heavily on the insights of the latest thinking on economic and general complexity theory. The Full-text of this book is now available online.

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Published in May 1996 by Blackwell Publishers, *Watching The Watchers: Corporate Governance for the 21st Century*, is a comprehensive look at the implications of the corporate governance movement for the future of large public corporations - and the world in which they exist. Third in a series of crucial texts on corporate governance by acknowledged leaders in the field, Robert A.G. Monks and Nell Minow.

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Corporate Governance, published by Blackwell Publishers 1995. This is the first comprehensive textbook to focus on corporate governance -- one of the most important development in business over the last decade. The abuses and excesses of the takeover era and the exponential growth of the institutional investor have transformed the roles of the shareholders, managers and directors of publicly held companies. *Corporate Governance* explains how it happened, where it is going, and what the impact will be. Including extensive case studies and selected outside materials, this is an indispensable resource for students of business, law and public policy. Co-authored by Bob Monks and Nell Minow. First Edition is available.

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Second Edition - March 2001 (Reserve your copy today at Amazon.com.)



Published in 1991 by Harper Business, Bob co-authored *Power and Accountability* with Nell Minow, his long-time collaborator in the field of corporate governance and current business partner in the active investment firm LENS. Available here in full text form, *Power and Accountability* remains required reading for anyone interested in the development and basic tenets of modern corporate governance theory.

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BIOGRAPHY

HOME

Robert A.G. Monks
1200 G Street NW – Suite 800
Washington, D.C. 20005
202-434-8723
202-783-3316 (fax)
E-mail: ragmonks@ragm.com



Robert A.G. Monks is the publisher of http://www.ragm.com, which is focused on the assembly and dissemination of information and opinion about global issues of corporate governance. His principal occupation is the development of ideas harmonizing corporate energies with the long-term interests of Global society. Mr. Monks was the founder of Institutional Shareholder Services, Inc. (ISS) and served as its president from 1985-1990. ISS is now the leading corporate governance consulting firm, advising shareholders with assets in excess of $1 trillion on how to vote their proxies. He founded the investment fund known as LENS, which since 1992 has developed the "institutional activist" mode of investment. The fund has achieved returns in excess of the Standard & Poor's (S&P) 500 average throughout its life and has exceeded them by over 100% during the last three-year period.


Lens vs S&P 500 - 1992-2000


S & P 500 Total Return

LENS vs. S&P 500
Eight-year Period

Since 1998, in partnership with British Telephone Pension Scheme to promote the same investment principles in the United Kingdom, he founded Hermes LENS Asset Management Company, for which he serves as Joint Deputy Chairman. This fund has also exceeded its index performance standard. Mr. Monks serves as the President of Henley Management College's Center for Board Effectiveness.



He is a graduate of Harvard College, Cambridge University and Harvard Law School. He was a partner in a Boston law firm and served as vice president of Gardner Associates, an investment management company. He was president and chief executive officer of C.H. Sprague & Son Company, a coal and oil concern, and served as a board member and chairman of the board of The Boston Safe Deposit & Trust Company and the Boston Company. He served as director of the United States Synthetic Fuels Corporation through appointment by President Reagan, who also appointed him one of the founding Trustees of the Federal Employees' Retirement System. He served in the Department of Labor as Administrator of the Office of Pension and Welfare Benefit Programs, having jurisdiction over the entire U.S. pension system.

Mr. Monks has served as a member of the board of directors of ten publicly held companies including most recently Tyco International, The Jefferies Group and The Boston Company. He has spoken, written and testified widely on corporate governance matters over the past twenty years. These materials are largely available at www.thecorporatelibrary.com, including the full text of the first of three books, he co-authored with Nell Minow, *Power and Accountability*. With Nell Minow, he also wrote *Corporate Governance*, the 2nd edition is due to be published early in 2001, and *Watching the Watchers*. He wrote *The Emperos' Nightingale* in April 1998 and Capstone Publishing is scheduled to publish Mr. Monks' book -- titled *The New Global Investors* -- for publication this Spring 2001. Mr. Monks was also the subject of a biography chronicling the corporate governance movement, *A Traitor to His Class* by Hilary Rosenberg, published by Wiley in 1999.

Excerpt from *A Traitor to His Class* by Hilary Rosenberg:



Ask anyone who knows Robert Monks to describe him, and words such as "visionary", "determined", and "passionate" will surface. He is, in fact, all this and much more. At six-foot-six, he is a formidable presence, but the respect he demands has less to do with his physical stature than with his influential status as a driving force behind the shareholder activist movement — an initiative that began as a self-proclaimed "mission" to improve corporate governance and accountability, and that is now an integral part of contemporary business and investing. Now, the remarkable history of the movement and one of its pioneers is told.

Though born into a wealthy and powerful Boston family whose roots were established in New England before the Revolution, Robert Augustus Gardner Monks was never intent on simply leading a life of privileged luxury. Driven by a deep desire to make himself "useful to the world," he took steps to meet this end. He graduated from Harvard University —Phi Beta Kappa, magna cum laude—and Harvard Law School, and subsequently joined Boston's second largest law firm where he became one of its youngest partners ever. Monks then embarked on a new path which led him towards his ultimate goal of far-reaching public service.

Vividly tracing his extraordinary journey, *A Traitor to His Class* follows Monks's experiences as businessman, corporate attorney, venture capitalist, regulator, and finally, shareholder activist. Written with exclusive access to Monks himself, as well as his collection of notes, speeches, and correspondence, it covers his numerous accomplishments —as well as a few defeats. Included are his term as the Department of Labor's pensions administrator; his bid for the Sears board of directors, a run that won him recognition as "the leader of the battle to reform American corporate

governance"; and his three attempts at the Senate, all of which were invaluable training for the guerrilla war he would wage on big business.

Instrumental to his battle is his brainchild, Institutional Shareholder Services (ISS), which today handles voting for hundreds of corporate and government pension funds and represents a deciding factor in many contentious proxy votes at large companies both here and abroad. A Traitor to His Class intricately details ISS's growing impact, as well as that of the Lens Fund, whose forays into poorly managed corporations have set new precedents for shareholder activism.

The biography of a man who dared to demand that Corporate America be answerable to both its owners and society, *A Traitor to His Class* is an engaging and enthralling look at one of today's hottest, most controversial movements in business.

Excerpt from Murninghan, Marcy, 1998. *Money, Media and Morality: From Personal Convictions to Public Commitments*, Part Three: Spirit and Sensibility, Manuscript commissioned by Harvard Divinity School, Cambridge, Massachusetts.

Robert A. G. Monks

Bob Monks is a man on a mission: He believes that stock ownership carries with it important responsibilities, and that corporations should be more accountable to their owners and the broader public. I would have to say that, maybe because of being very fortunate, I have felt that I was in a position to try to do things that I knew were right and I knew other people wouldn't do because societal costs would be too high, he says. But somebody should do them, and so I have been on the cutting edge, particularly in the field of corporate governance, for the last fifteen years, advocating attitudes and lines of inquiry which I confidently feel are important.

Robert Augustus Gardner Monks is the founder and president of LENS, Inc., an activist money manager that invests in underperforming companies and uses shareholder rights to increase value. He is internationally known for his work in corporate governance, shareholder activism, executive compensation, and institutional investor fiduciary responsibility. He brings to his current work a wealth of experience (in both the private and public sectors), pedigree, and financial reserves, and he freely draws upon all three to advance his cause. After graduating from Harvard Law School, his career path has occupied many shades of the business vocational spectrum, particularly with respect to large institutional investors. In the private sector, he has been a partner in an established Boston corporate firm, a partner of several investment management organizations, CEO of a substantial energy company, and eventually, in 1979, chairman of both the Boston Company and the Boston Safe Deposit and Trust Company. (In 1981, Monks spearheaded the negotiations leading to the merger and sale of the Boston Company and Boston Safe Deposit and Trust to Shearson/American Express; the two companies subsequently were purchased by Mellon Bank Corporation in 1993.) He has served as a director of a dozen public companies, including, most recently, Tyco International and the Jeffries Group.

CONTINUED

RAGM.COM

PAST HOT TOPICS

- **Ira Millstein Letter to the Editor, Financial Times re: "just war"**
  (Posted with permission - December 11, 2001)

- **Press Release: Cambridge University's business school announces new professor to boost research into corporate accountability**
  (Posted October 02, 2001)

- **Institutional Investors Consider Responsibility for Global Warming. "Climate Change - A Risk Management Challenge for Institutional Investor". Universities Superannuation Scheme Ltd.**
  Written by: Mark Mansley & Andrew Dlugolecki
  (External - Posted August 21, 2001)

- **Profiting Responsibly Companies Can Do Well by Doing Good**
  (Abstract - Posted August 06, 2001)

- **Ethical investment: Warm and fuzzy**
  (Abstract - Posted July 17, 2001)

- **"Best" behaviour: New responsible share indices are irresponsible casuistry**
  (The Economist, July 12, 2001)

- **"Taming the Corporation" A Review of Robert AG Monks' New Global Investors by Anne Simpson**
  (Financial Times, July 05, 2001)

- **Commentary on Exxon and Global Warming**
  (Posted June 18, 2001)

- **The New Global Investors - How Shareholders Can Unlock Sustainable Prosperity Worldwide**
  (Press Release - Posted June 09, 2001)
  - Shareholder activist: how to get involved (Interview)
  - "Can Pension Funds Change the World?" by Imelda Williamson (Review)
  - Purchase this book now from Amazon.com

- **Myners Review of Institutional Investment: Final Report**
  (Updated June 07, 2001)
  - Principles of Institutional Investment Decision Taking: A Response to the Treasury's Requested Consultation on the Myners' Proposals

- **Shareholder Activist Robert A.G. Monks Faults SEC For Stifling Shareholder Initiative**
  (Press Release - Posted May 21, 2001)

- **The Shame of Shareholders' Apathy on AT&T Governance**
  (Posted April 30, 2001 - Reprinted with permission)

- **Governance and Responsibility - the relationship between companies and NGOs**
  (Posted April 25, 2001)

- **Shareholder Activism: A Reality Check**
  (Updated April 23, 2001 - Power Point Presentation)

- **Robert A.G. Monks Receives Honorary Degree From Connecticut College**
  (Posted May 30, 2001)
  Robert A. G. Monks awarded an honorary doctor of laws degree by Connecticut College at the 83rd Commencement held Saturday, May 26, at the campus in New London, Connecticut.

- **Principles of Institutional Investment Decision Taking: A Response to the Treasury's Requested Consultation on the Myners' Proposals**
  (Posted May 24, 2001)
  Comments by Robert A.G. Monks and Allen Sykes on the [Myners] Report's main analyses and recommendations and on several other issues raised in the Report.

- **Shareholder Activist Robert A.G. Monks Faults SEC For Stifling Shareholder Initiative**
  (Press Release - Posted May 21, 2001)
  Monks states: "Current rules for submitting shareholder resolutions are a maze of frustration for legitimate proposals. The SEC leaves serious investors little choice but to run hostile slates, increasing costs and disruption."

- **The New Global Investors - How Shareholders Can Unlock Sustainable Prosperity Worldwide**
  (Press Release - Posted May 10, 2001)
  Monks calls for a new meaning of ownership by the "new global investors"- trustees of mutual funds and pension funds who today control roughly half of publicly traded shares of stock.
    - Purchase this book now from Amazon.com

- **The Shame of Shareholders' Apathy on AT&T Governance**
  (Posted April 30, 2001 - Reprinted with permission)
  "Ultimately, shareholders have to act, if the board continually proves that it cannot or will not... Won't somebody do something?"

- **Governance and Responsibility - the relationship between companies and NGOs**
  (Posted April 25, 2001)
  "In a long perspective NGOs are agents of change, expressing discontent with the status quo..."

- **Shareholder Activism: A Reality Check**
  (Updated April 23, 2001 - Power Point Presentation)
  Power Point presentation given by Robert A.G. Monks at this year's *Bottom Line 2001: The Future of Fiduciary Responsibility* Conference at The Mark Hopkins Inter-Continental Hotel in San Francisco, California.

- **Corporate Governance Rules for German Quoted Companies**
  STUDY CENTER TOPIC
  (Posted April 06, 2001)
  Revised "Corporate Governance Rules for German Quoted Companies" from the German Panel on Corporate Governance.

- **The Heisenberg Principle**
  (Posted April 04, 2001)
  "Corporate managements obey the Heisenberg uncertainty principle. Like sub-atomic particles, they behave differently when observed."

- **Myners Review of Institutional Investment: Final Report**
(Posted March 21, 2001)
The Myners review of institutional investment published its final report. It identifies a series of distortions to effective decision-making, and makes proposals to tackle them.

- **Bottom Line 2001: The Future of Fiduciary Responsibility**
(Posted March 20, 2001)
Summary of special keynote address that will be given at the Bottom Line 2001 conference - "Shareholder Activism: A Reality Check."

- **Report of the General Board on the establishment of a Robert Monks Professorship of Corporate Governance**
(Posted March 20, 2001)
Announcement of the Robert Monks Professorship of Corporate Governance at Henley Management College.

- Corporate Governance 2nd Edition STUDY CENTER TOPIC
(Posted February 16, 2001)
Announcement of the publication of the 2nd edition of *CORPORATE GOVERNANCE*, the case book edited by Robert Monks & Nell Minow, by Blackwell, in April 2001.

- CEO Pay - The Smoking Gun
(Posted February 12, 2001)
Respect for sound corporate governance principles has grown tremendously. Why, then do CEO pay levels continue to soar?

- **Rewarding CEOs Who Leave**
(Posted February 15, 2001)
Why do Boards approve enormous departure packages for CEOs on their way out the door?

- **Temple-Inland - Still a Game in Play**
(Posted February 2, 2001)
It's a paper company - and a bank - and both are consistently undervalued by the market. But shareholders are watching...

- **The Creation of Lens**
(Posted January 15, 2001)
The motivation behind the formation of Lens and a quick look at its remarkable success.

- **Power and Accountability**
(Posted January 1, 2001)
The 1991 book that started it all, co -written by Robert A.G. Monks and Nell Minow.

- **Redesigning Corporate Governance Structures and Systems for the 21st Century** STUDY CENTER TOPIC
(Posted January 1, 2001)
Keynote address given at Henley Management College.

Past Hot Topics 2000 >

ROBERT A. G. MONKS

Library | Biography | Brightline | Schedule | Site Map | Your Thoughts

visitor comments | contact me

CURRENT HOT TOPICS

- Exxon Resolution Filed 12/17/2001 by Ram Trust Services

By clicking on the links below the reader acknowledges that they are leaving the RAGM.com site and that Robert A.G. Monks is not responsible for any statements that may appear on the hyperlinked sites.

- U.S. Corporate Governance Principles
- Social Responsibility - Executive Summary

For More Information Visit:

The Corporate Library - Spotlight Topics - EXXONMOBIL & CORPORATE REPUTATION


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"The corporate mode can exercise legitimate power because of the informed participation of the ultimate beneficial owners"

-Robert A.G. Monks

EXHIBIT 3

RAGM.COM

- Exxon Resolution Filed 12/17/2001 by Ram Trust Services

By clicking on the links below the reader acknowledges that they are leaving the RAGM.com site and that Robert A.G. Monks is not responsible for any statements that may appear on the hyperlinked sites.

- http://www.calpers-governance.org/principles//domestic/us/page01.asp
- http://www.abi.org.uk/Researchinfo/SocialResponsibility/ExecutiveSummary.pdf

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The Corporate Library - Spotlight Topics - EXXONMOBIL & CORPORATE REPUTATION

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RESOLUTION ON BOARD RESPONSIBILITY

WHEREAS, the value of a company's stock is easily destroyed by a poor reputation, and, once destroyed, a reputation is difficult to restore:

"Reputation, once lost, is extremely difficult to reclaim, no matter how much time and money companies invest in an image makeover... " (Wall Street Journal, 2/7/01, in a story on fragility of reputations.)

WHEREAS, SEC Acting Chairman Unger sent to Congress in 2001 the SEC's position that "if it is reasonably likely that public opposition to the company would have a materially adverse effect on the operations of the company, this risk would also need to be disclosed" in SEC filings.

WHEREAS, ExxonMobil's stance on environmental issues is causing reputational damage:

> *"... nearly half of the people familiar with [ExxonMobil] continue to give it a poor grade for environmental responsibility," (Wall Street Journal, 2/7/01.)*
>
> *"ExxonMobil's stubborn refusal to acknowledge the fact that burning fossil fuels has a role in global warming is creating a PR backlash against the world's biggest company." (O'Dwyer's PR Weekly, 5/23/01)*
>
> *"The Reputation Institute and Harris also identified companies with the worst reputations in America, including Philip Morris Cos., Exxon and Kmart Corp... " (Wall Street Journal 9/23/99)*
>
> *"the company is increasingly isolated on the issue, not only from the international scientific community but also from its European competitors... " (Wall Street Journal, 3/22/01)*

WHEREAS, negative perceptions of the company are traced to its current Chairman and CEO:

> *"his [Lee Raymond's] unflinching attitude to global warming, to ExxonMobil's businesses in regressive regimes, and his disdain for gay rights sparked a boycott of Exxon's products in Britain, and even calls for a boycott in the US." (PR Week 11/26/01)*

WHEREAS, There is strong evidence that ExxonMobil's position on environmental and social issues is destroying shareholder value.

> *"there is little doubt that having its reputation dragged through the mud by such a noisy campaign is proving a difficult experience for the US heavyweight, particularly in Europe." (Upstream Oil & Gas, 11/15/01, on the StopEsso boycott campaign.)*

WHEREAS, the occupation of the positions both of Chairman and of CEO by a single individual and the resulting failure of the Board of Directors to properly oversee the actions of that individual has been noted in shareholder publications:

> *"An independent Chairman would have obliged Raymond to modify his position and perhaps, even increase the market value of Exxon Mobil shares, in benefit of the company's shareholders." (July/August 2001 Newsletter of LCV Consulting Services)*

WHEREAS we believe that shareholder value is being harmed by the current structure of

ExxonMobil's Board which is not in a position to protect the Company from reputational harm caused by its CEO and that consequently the positions of Chairman of the Board and Chief Executive Officer should be separated.

RESOLVED that the shareholders request the Board to separate the roles of Chairman and CEO and designate a non-executive and independent director as Chairman as soon as possible (without violating current employment contracts).

SUPPORTING STATEMENT

For further information see www.ragm.com/exxon; www.calpers-governance.org/principles//domestic/us (see Appendix C); www.abi.org.uk/Researchinfo/SocialResponsibility/ExecutiveSummary (Association of British Insurers website).

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SPOTLIGHT TOPIC: EXXONMOBIL & CORPORATE REPUTATION

COMPANY RESEARCH:

- ExxonMobil Corporation (XOM) - Quotes, News, & PR
  CBS MarketWatch

ExxonMobil

5959 Las Colinas Boulevard
Irving, TX 75039
Phone: (972) 444-1000
Fax: (972) 444-1348
Home Page: www.exxonmobil.com
Investor Relations: Shareholder Information

- Yahoo! Finance Profile
- TCL Company Research - XOM
- TCL Director Research - XOM
- TCL Exxon & ExxonMobil Fine Timeline

RESOURCES:

- Action Resource Center
- Amazon Watch
- Calvert Social Index
- CERES
- Claros Consulting
- Corporate Monitoring Project
- CorpWatch
- Domini Social Investments
- Exxon Valdez Oil Spill Trustee Council



Lee Raymond, Ph.D., 62
Exxon Mobil
Chairman and CEO

SUMMARY: Is shareholder value t
current structure of ExxonMobil's b
independent Chairman the ExxonM
be able to protect the firm from the
harm due to certain actions of the C
Monks and other ExxonMobil share
the board to separate the roles of C
designate a non-executive and inde
Chairman as soon as possible - in t
preserving and enhancing the Exxo

CURRENT NEWS ARTICLES:

- Annual Meeting Focuses Pressure on ExxonMobil
  SocialFunds.com - May 24, 2002
- Carbon tax could benefit ExxonMobil
  Financial Times - May 3, 2002
- Warming makes oil the 'new tobacco'
  Guardian Unlimited - May 3, 2002
- ExxonMobil costing shareholders billions, report charg
  Dallas Morning News - May 3, 2002
- Shareholder Attack on ExxonMobil's Climate Policy Ge
  OneWorld US - December 19, 2001
- Shareholder Requests Change in ExxonMobil Governa
  Prevent Further Loss of Value
  Campaign ExxonMobil - December 18, 2001
- ExxonMobil to Pay $11.2 Million for Lying About Poisor
  NY Times - December 14, 2001 (Abstract)

PUBLICATIONS:

- Guess Who's the Chief Reputation Officer? By J.P. D
- Institutional Investors Consider Responsibility for Glob
  Change - A Risk Management Challenge for Institution
  Mark Mansley & Andrew Dlugolecki (Universities Supe
  Ltd. - August 21, 2001)
- Commentary by Robert A.G. Monks on Exxon and Glo
  RAGM.com - June 18, 2001

PUBLIC DOCUMENTS:

- Financial Accounting Standards Board (FASB)
- FORTUNE®/ROPER Corporate Reputation Index™
- Global Business Responsibility Resource Center
- Interfaith Center on Corporate Responsibility
- Investor Responsibility Research Center (IRRC)
- iShareowner.com
- Project Underground
- RAGM.com
- Ram Trust Services
- Real Assets
- The Reputation Institute
- RoperASW
- Royden.com
- S.E.E. Green Directory
- SocialFunds.com
- Social Investment Forum (SIF)
- Social Investment Organization (SIO)
- S-R-Invest
- SRI in Progress
- SustainAbility
- Taskforce on the Churches & Corporate Responsibility (TCCR)
- UK Social Investment Forum (UKSIF)
- World Monitors
- World Resources Institute

RELATED GLOSSARY TERMS:

- **Accountability** - The liability of a board of directors to shareholders and stakeholders for corporate performance and actions of the corporation.
- **Board of Directors** - The collective group of individuals elected

- Exxon Resolution Filed 12/17/2001 by Ram Trust Serv

PUBLICATIONS FROM AMAZON.COM:

Exxon Mobil

- After the Spill : The Exxon Valdez Disaster, Then and I
- Cleaning Up : The Story Behind the Biggest Legal Bon David Lebedoff
- Exxon Mobil Corp.: International Competitive Benchma Analysis (.PDF Download)
- Market Guide / ProVestor Plus Company Report for E› - XOM by Wall Street On Demand (.PDF Download)

Corporate Image & Reputation

- Accounting for Corporate Reputation by Ahmed Riahi-I
- Corporate Communication by Paul A. Argenti
- Principles of Corporate Communication by Cees B.M.
- Reputation : Realizing Value from the Corporate Image Fombrun
- The Expressive Organization : Linking Identity, Reputa Brand by Majken Schultz (Editor), Mary Jo Hatch (Edit Larsen

More publications...

RELATED ACTIVIST SITES:

- Campaign ExxonMobil
- The Stop Esso Campaign
- Friends of the Earth
    - Press Release: Exxon Exxposed (March 19, 1

by the shareholders of a corporation to oversee the management of the corporation.

- **Chairman of the Board (COB)** - Highest-ranking director in a corporation's board of directors.
- **Chief Executive Officer (CEO)** - The chief executive officer or CEO is the highest ranking officer of the company, and is often Chairman of the Board as well.
- **Shareholder Activism** - The practice of taking action to effect change in publicly listed companies for the benefit of its shareholders.
- **Socially Responsible Investing (SRI)** - An investment strategy that seeks to achieve social as well as a financial return, usually by investing companies that function ethically.

More glossary terms...

= International

SPOTLIGHT TOPICS ARCHIVE

G &E

GRANT & EISENHOFER, P.A.

SUITE 2100
1201 NORTH MARKET STREET
WILMINGTON, DELAWARE 19801-2599
(302) 622-7000 • FAX: (302) 622-7100
www.gelaw.com

JAY W. EISENHOFER
STUART M. GRANT
MEGAN D. MCINTYRE
GEOFFREY C. JARVIS

DENISE T. DIPERSIO
ABBOTT A. LEBAN
DIANE T. ZILKA **

KURT N. SCHACHT †
OF COUNSEL

MICHAEL J. BARRY ††
CHRISTINE S. BULMAN
CYNTHIA A. CALDER
RICHARD M. DONALDSON *
C. KIRBY HAPPER ***
JOHN C. KAIRIS
SIDNEY S. LIEBESMAN
JAMES P. MCEVILLY, III *
KEVIN K. O'BRIEN ****
MARLON Q. PAZ
MICHELLE N. PETERSON *
DMITRY PILIPIS
LAUREN E. WAGNER †††

* ADMITTED IN NJ & PA ONLY
** ADMITTED IN NY & PA ONLY
*** ADMITTED IN NC & NY ONLY
**** ADMITTED IN PA ONLY
† ADMITTED IN OH & WI ONLY
†† ADMITTED IN MA, NJ & PA ONLY
††† ADMITTED IN AL & GA ONLY

DIRECT DIAL: (302) 622-7050

February 6, 2003

<u>VIA TELECOPY AND OVERNIGHT MAIL</u>

Paula Dubberly, Esq.
Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: Shareholder Proposal Submitted by Robert A.G. Monks and Ram Trust Services to ExxonMobil Corporation

Dear Ms. Dubberly:

We write on behalf of Ram Trust Services ("Ram Trust") in response to the letter dated January 22, 2003, sent by ExxonMobil Corporation ("Exxon" or the "Company") to the Division of Corporate Finance of the Securities and Exchange Commission (the "Division"), in which Exxon maintains that the proposal submitted by Ram Trust may be excluded from the Company's 2003 proxy statement pursuant to Rules 14a-8(i)(8) and 14a-8(i)(3).

The proposal at issue urges Exxon's Board of Directors to separate the roles of Chairman and Chief Executive Officer. It is virtually identical to shareholder proposals that have been approved by the Division on numerous occasions in the past. *See, e.g., First Mariner Bancorp* (publicly available March 20, 2002). It should not be excluded from Exxon's 2003 proxy statement.

The arguments set forth in Exxon's January 22 letter may be rejected summarily for one simple reason: The *entire basis* of Exxon's arguments that the web-site referenced on the bottom of Ram Trust's 2003 proposal contains the text of a proposal that was rejected by the Division in 2002. However, *the text of the 2002 proposal will be removed from the referenced website and replaced with the text of the 2003 proposal.* Accordingly, *none* of the material to which Exxon objects will appear on the website, and none of the concerns raised in Exxon's letter are applicable.

During the 2002 proxy season, Ram Trust submitted a shareholder proposal to Exxon that urged the Board to separate the positions of Chairman and Chief Executive Officer. Exxon objected to Ram Trust's 2002 proposal on the grounds that the supporting statement improperly related to an election and made false and misleading statements regarding an executive of the Company. The Division agreed with Exxon's argument that the proposal improperly related to an election, and expressed the opinion that the Company could exclude the proposal for that reason.

The proposal at issue here, Ram Trust's 2003 proposal, is notably different from the 2002 proposal. The 2003 proposal again urges the Board to separate the positions of Chairman and Chief Executive Officer, but it omits all of the language that the Division found objectionable in the proposal submitted last year. Specifically, the 2003 proposal omits any reference to any individual, does not purport to relate to any election, and simply advocates a position for sound corporate governance. The proposal quotes the Company's proxy statement filed on May 29, 2002, and then expresses the proponent's *opinion* regarding issues of corporate governance. There is no proposal of an alternate candidate, there is no solicitation for support of any board candidate, and there is no proffer of an alternative proxy. In other words, there is no language in Ram Trust's 2003 proposal that can be construed as a solicitation for or against any particular board candidate. The 2003 proposal is a very plain, vanilla shareholder resolution on an issue of corporate governance that the Division previously has recognized as being an appropriate subject for shareholder action.

In one respect, Exxon's letter of January 22 is correct, at least in part. On page 4 of its letter, Exxon suggests that Ram Trust modeled its 2003 proposal on the proposal approved by the Division in *First Mariner Bancorp* (publicly available March 20, 2002). Indeed, Ram Trust did seek guidance from *First Mariner*, but it also relies on Division's published opinions in *ITT Corporation* (publicly available January 13, 1995); *UAL Corporation* (publicly available January 25, 2002), *LESCO, Inc.* (publicly available April 2, 2001), *Peoples Energy Corp.* (publicly available November 3, 2002); *Tyco International Ltd.* (publicly available December 16, 2002); *Weyerhaeuser Company* (publicly available January 15, 2003). In *Tyco International*, and *LESCO*, the Division approved a shareholder proposal that urged the registrant to separate the positions of Chairman and CEO provided that the proponent amend its proposal so as not to affect existing employment contracts of the registrant. In *First Mariner*, *Peoples Energy*, *UAL Corporation* and *Weyerhaeuser Company*, the Division approved a shareholder proposal urging the separation of the positions of Chairman and CEO provided that the proponent recast certain statements in the accompanying supporting statements as reflecting the proponents' opinion instead of a statement of fact. And in *ITT Corporation*, the Division approved of a shareholder proposal urging the separation of the Chairman and CEO positions without any changes whatsoever.

Ram Trust's 2003 proposal is virtually identical to the shareholder proposal approved by the Division in *ITT Corporation*, and addresses the concerns expressed by the Division in *Tyco International*, *UAL Corporation*, *LESCO, Inc.*, *Peoples Energy*, *First Mariner* and *Weyerhaeuser*. The resolution urges the Board to take the necessary steps to separate the positions of Chairman and CEO "subject to any presently existing contractual obligations of the Company," and the supporting statement sets forth the proponent's *opinion* regarding issues of corporate governance. There is, therefore, no reason to exclude the proposal from Exxon's 2003 proxy materials.

Finally, Exxon argues that Ram Trust's 2003 proposal is "false and misleading" because it somehow questions the business judgment and character of Exxon's current Chairman and CEO Lee R. Raymond and implies that Mr. Raymond participates in reviewing his own performance. Ram Trust's 2003 proposal does no such thing. The proposal at issue here does not even *mention* Mr. Raymond or any other director for that matter, and does not represent – explicitly or implicitly – that Mr. Raymond reviews his own performance. To the contrary, the central point of Ram Trust's 2003 proposal is its belief that the best interests of the shareholders would be served if the positions of Chairman of the Board and Chief Executive Officer are held by two different individuals – regardless of the identities of those individuals. Ram Trust's 2003 proposal states that: "Proponent believes that separation of the roles of Chairman of the Board and the CEO will provide greater accountability of management to shareholders, and provide more independent oversight of management, including the CEO, by the Board of Directors." Proponent's stated opinion in this regard is absolutely neutral, and purposefully so, with regard to the identity of the person or persons who have held the positions of Chairman and CEO in the past, or who will do so in the future.

The source of Exxon's angst is its belief that Ram Trust may oppose the candidacy of Mr. Raymond in a future election for membership on the Board of Directors. Exxon's concern in this regard, however, is completely irrelevant to the issue of whether Ram Trust's 2003 proposal is an appropriate matter for shareholder action. Ram Trust's 2003 proposal does not question, or even address, the business judgment of Mr. Raymond, does not imply in any manner whatsoever that Mr. Raymond or the current Board have done anything wrong, and does not purport to contest the possible candidacy of any individual who may in the future indicate his or her intent to run for a position on the Board.

In short, Ram Trust's 2003 proposal stands on its own. The 2002 proposal will be deleted in its entirety from the referenced website. Exxon's arguments, therefore, that the 2002 proposal is inappropriate has nothing to do with the merits of Ram Trust's 2003 proposal, and may be dismissed summarily. Because the Division on numerous occasions has expressed its opinion that a shareholder proposal urging the Board to separate the positions of Chairman and Chief Executive Officer is an appropriate matter for a shareholder resolution, Exxon should not be permitted to exclude Ram Trust's 2003 proposal from the Company's 2003 proxy materials.

We would be happy to address any questions or concerns the Division may have regarding the foregoing. Please feel free to contact me at the above number, and if Exxon chooses to submit a supplemental response to this letter, we would appreciate the opportunity to respond again to address any new concerns Exxon may raise.

For our records, kindly time-stamp a copy of this letter and return it to us in the enclosed, self-addressed stamped envelope. Thank you.

Sincerely,

Jay W. Eisenhofer

cc: James E. Parsons, Esquire (via fax and overnight mail)

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

February 10, 2003

VIA Network Courier

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of Shareholder Proposal Regarding Chairman and CEO

Gentlemen and Ladies:

By letter dated January 22, 2003, we advised you of our intention to omit a shareholder proposal submitted by Ram Trust Services, represented by Robert A. G. Monks, from the proxy material for ExxonMobil's upcoming annual meeting for the reasons explained in that letter.

We have received a copy of a letter to you dated February 6, 2003, from counsel for the proponent, responding to our January 22 letter. We wish briefly to respond to the points raised by the proponent's counsel.

It is too little too late for the proponent to promise now to remove the material from his website that, as the staff agreed last proxy season, questions the business judgment of ExxonMobil's CEO Lee Raymond. This material -- which as of the date of this letter is still up on the web -- was specifically incorporated by reference into the supporting statement at the time the proposal was submitted for our 2003 annual meeting.[1] Moreover, this material has now been continuously published in the public forum of the proponent's website for the past year, and cannot now be divorced from the solicitation for the 2003 proposal. A rung bell cannot be unrung.

The proponent's website also cross-references material on The Corporate Library website that further criticizes and questions the business judgment of Mr. Raymond. Excerpts of some of this material, which is also still posted on the web, are included with our January 22 letter.

[1] The deadline for submission of shareholder proposals for our 2003 annual meeting, calculated pursuant to Rule 14a-8(e) and disclosed in last year's proxy statement, was December 18, 2002. It is therefore too late for the proponent to resubmit the proposal with substantial changes to the supporting statement.

The no-action letters cited by proponent's counsel are inapposite. The Weyerhaeuser, Tyco, UAL, and ITT letters cited in counsel's February 6 response do not even raise 14a-8(i)(8) arguments. And while the LESCO and Peoples Energy letters do make 14a-8(i)(8) arguments, there is nothing in those letters remotely comparable to the extensive and highly public opposition campaign that Mr. Monks has waged against Mr. Raymond in particular and ExxonMobil's other directors in general.[2] This campaign is evidenced by the defamatory material posted on Mr. Monks' website for the past year and specifically incorporated into his 2003 proposal as submitted; by the press releases and articles included with our 2002 no-action letter request; and by the material added to the supporting statement for the 2003 proposal which, as we explain in detail in our January 22 letter, impugns the integrity of Mr. Raymond, calls for the CEO to be ousted from the Board,[3] and implies that our Board has failed in its duties by permitting the CEO to oversee his own performance evaluation.

In light of this past and continuing history, it is simply ludicrous for proponent's counsel to suggest that the 2003 proposal is a "plain, vanilla shareholder resolution on an issue of corporate governance." The relevant precedents are the no-action letter issued to ExxonMobil last proxy season with respect to this same proposal, and the AT&T, Novell, and other precedents cited in our January 22 request. As these precedents make clear, what might otherwise be a permissible corporate governance proposal may be excluded under Rule 14a-8(i)(8) when the proposal is in fact merely a trojan horse for expressing opposition to the CEO and other directors who will stand for re-election at the meeting.

Despite the claims of proponent's counsel, it is also clear -- especially in light of the other facts described above -- that the new material included in the 2003 supporting statement is meant to impugn the integrity of ExxonMobil's Board of Directors, and that the proposal therefore violates Rule 14a-8(i)(3).

For example, the new material questions "how one person serving as both Chairman of the Board and CEO can effectively monitor and evaluate his or her own performance," and claims that the Board's ability to evaluate the performance of the CEO is "particularly compromised" if the CEO is a member of that Board.

The fact that these statements refer to the "CEO" and the "Board," rather than to Mr. Raymond and our other directors by name, is irrelevant. These statements are not being made in a generic essay on corporate governance, but as part of the supporting argument for a specific proposal to the shareholders of ExxonMobil. In this context, the statements can only be read as an assertion that, at ExxonMobil, the CEO monitors and evaluates his own performance, and that ExxonMobil's Board permits a grave conflict of interest to exist. As we explain in detail in our

[2] We refer to the more extensive discussion in our January 22 letter distinguishing Mr. Monk's proposal from the First Mariner letter. That discussion is also applicable to the LESCO and Peoples Energy letters.

[3] As we note in our January 22 letter, the supporting statement for the 2003 proposal specifically argues that the Board's responsibilities "would be best served if the CEO ... is not a member of that Board."

January 22 letter, this is utterly false and misleading and the proposal should be stricken on this basis alone.

In short, we stand by our January 22 request and ask the staff to concur that the 2003 proposal may be omitted from our proxy material on the same basis as the 2002 proposal.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter. A copy of this letter is being sent to the proponent and to the proponent's counsel.

Sincerely,

James Earl Parsons

JEP:pdb
Enclosure
cc:

Mr. Robert A. G. Monks
1200 G Street N.W., Suite 800
Washington, DC 20005

Mr. John P. M. Higgins
President
Ram Trust Services, Inc.
45 Exchange Street
Portland, ME 04101

Jay W. Eisenhofer
Grant & Eisenhofer, P.A.
Suite 2100
1201 North Market Street
Wilmington, Delaware 19801-2599

Paula Dubberly
Associate Director (Legal)
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

G &E

GRANT & EISENHOFER, P.A.

SUITE 2100
1201 NORTH MARKET STREET
WILMINGTON, DELAWARE 19801-2599
(302) 622-7000 • FAX: (302) 622-7100
www.gelaw.com

JAY W. EISENHOFER
STUART M. GRANT
MEGAN D. MCINTYRE
GEOFFREY C. JARVIS

DENISE T. DIPERSIO
ABBOTT A. LEBAN
DIANE T. ZILKA **

KURT N. SCHACHT †
OF COUNSEL

MICHAEL J. BARRY ††
CHRISTINE S. BULMAN
CYNTHIA A. CALDER
RICHARD M. DONALDSON *
C. KIRBY HAPPER ***
JOHN C. KAIRIS
SIDNEY S. LIEBESMAN
JAMES P. MCEVILLY, III *
KEVIN K. O'BRIEN ****
MARLON Q. PAZ
MICHELLE N. PETERSON *
DMITRY PILIPIS
LAUREN E. WAGNER †††

* ADMITTED IN NJ & PA ONLY
** ADMITTED IN NY & PA ONLY
*** ADMITTED IN NC & NY ONLY
**** ADMITTED IN PA ONLY
† ADMITTED IN OH & WI ONLY
†† ADMITTED IN MA, NJ & PA ONLY
††† ADMITTED IN AL & GA ONLY

DIRECT DIAL: (302) 622-7050

RECEIVED
2003 FEB 28 PM 4:37
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 27, 2003

VIA TELECOPY AND OVERNIGHT MAIL

Paula Dubberly, Esq.
Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: Shareholder Proposal Submitted by Robert A.G. Monks and Ram Trust Services to ExxonMobil Corporation

Dear Ms. Dubberly:

We write in response to the letter dated February 10, 2003, from James Earl Parsons, Esq., in support of the request of ExxonMobil Corporation ("Exxon" or the "Company") for permission to exclude a shareholder proposal submitted by Ram Trust Services ("Ram Trust") from the Company's 2003 proxy statement pursuant to Rules 14a-8(i)(8) and 14a-8(i)(3).

On January 28, 2003, the Division of Corporate Finance denied a request by General Electric Company for permission to exclude a proposal requesting that company to separate the positions of Chairman of the Board and Chief Executive Officer. *General Electric Co.* (publicly available January 28, 2003). This demonstrates the Division's continued opinion that shareholder proposals requesting that different individuals serve as Chairman and CEO do not violate Rule 14a-8(i)(3).

Regarding Exxon's argument that Ram Trust's proposal should be excluded under Rule 14a-8(i)(8), the material that Exxon has challenged has been removed from the referenced website. The reference on the website to the resolution that Ram Trust submitted in 2001 has been replaced with the text of the resolution that Ram Trust submitted in 2002, and which is currently challenged by Exxon.

If you have any questions or if we may address any further concerns, please do not hesitate to contact me.

Sincerely,

Jay W. Eisenhofer

cc: James E. Parsons, Esquire (via fax and overnight mail)

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 24, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ExxonMobil Corporation
Incoming letter dated January 22, 2003

The proposal urges the board of directors to take the necessary steps to amend the bylaws to require that an independent director serve as chairman of the board and that the chairman shall not concurrently serve as the CEO.

We are unable to concur in your view that ExxonMobil may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be false or misleading under rule 14a-9. In our view, the proposal must be revised to delete the phrase "For further information, see www.ragm.com/exxon." Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits only this portion of the supporting statement from the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor